Filed Pursuant to Rule 424(b)(5)
Registration No. 333-157088

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 4, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 4, 2011)

$

Broadcom Corporation

    % Senior Notes due

We are offering $         aggregate principal amount of our         % Senior Notes due                  (the “notes”). We will pay interest semi-annually on the notes on          and          of each year, beginning                     , 2012. The notes will mature on                     ,                 .

In the event of a change of control triggering event, as defined in this prospectus supplement, the holders may require us to purchase for cash all or a portion of their notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any. We may redeem all or some of the notes at our option and from time to time at the redemption prices described under “Description of Notes—Optional Redemption” in this prospectus supplement.

The notes will be subject to a special mandatory redemption in the event our pending acquisition of NetLogic Microsystems, Inc. is not consummated on or prior to August 31, 2012, or if prior to August 31, 2012, the merger agreement is terminated, at the redemption price described under “Description of Notes—Special Mandatory Redemption” in this prospectus supplement.

The notes will be our unsecured senior obligations and will rank equally with all of our other existing and future unsecured senior indebtedness. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes are not and will not be listed on any securities exchange or any automated quotation system.

See “Risk Factors” beginning on page S-9 of this prospectus supplement for a discussion of certain risks you should consider in connection with an investment in these notes.

	Public Offering Price (1)		Underwriting Discount		Proceeds, Before Expenses, to Us (1)
Per note		%		%		%
Total for notes	$		$		$

(1)	Plus accrued interest, if any, from , 2011, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depositary Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank, S.A./N.V., as operator for the Euroclear System, on or about                     , 2011.

Joint Book-Running Managers

J.P. Morgan	Morgan Stanley

The date of this prospectus supplement is                     , 2011.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any term sheet or other supplemental material we authorize that supplements this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference is accurate only of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement and the accompanying prospectus contain summaries of the material terms of certain business and financial documents. Copies of these documents, except for certain exhibits and schedules, will be made available to you without charge upon written or oral request to us. Requests for documents or other additional information should be directed to Broadcom Corporation, 5300 California Avenue, Irvine, California 92617-3038, Attention: General Counsel, Telephone: (949) 926-5000.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of notes and also adds to and updates information contained in the accompanying prospectus as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about the securities we may offer from time to time, some of which information does not apply to the notes we are offering. To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus.

This prospectus supplement summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus supplement may not contain all of the information that you may find important, you should review the full text of these documents. We have filed these documents with the Securities and Exchange Commission (the “SEC”).

MARKET AND INDUSTRY DATA

This prospectus supplement and the accompanying prospectus, including documents we incorporate by reference, contain information related to industry conditions and forecasts that we obtained from internal industry research, publicly available information (including industry publications), and surveys and market research provided by consultants. The publicly available information and the reports, forecasts and other research provided by consultants generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, our internal research and forecasts are based upon our management’s understanding of industry conditions, and such information has not been verified by any independent sources.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including documents incorporated by reference, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Sections of this prospectus supplement and the accompanying prospectus, including under the heading “Risk Factors,” our Annual Report on Form 10-K for the year ended December 31, 2010, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, and other SEC filings discuss certain factors that may cause such a difference for us as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. The forward-looking statements in this prospectus supplement and the accompanying prospectus speak only as of their respective dates and we undertake no obligation to revise or update publicly any forward-looking statement, to reflect future events or circumstances.

S-ii

SUMMARY

This summary contains a general summary of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and financial statements, including the notes to those financial statements, that are part of the reports we file with the SEC and that are incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully consider the information contained in and incorporated by reference in this entire prospectus supplement and the accompanying prospectus, including the information set forth in the section entitled “Risk Factors” beginning on page S-9 of this prospectus supplement. The notes will be issued by Broadcom Corporation, a California corporation (“Broadcom” or the “Issuer”). Except where otherwise noted in this prospectus supplement, the words “company,” “we,” “our,” “ours” and “us” refer to Broadcom Corporation and all of its subsidiaries. With respect to the discussion of the terms of the notes on the cover page and in the sections entitled “Summary” and “Description of Notes,” the “company,” “we,” “our” and “us” refer only to Broadcom Corporation.

Broadcom Corporation

Broadcom Corporation is a global leader and innovator in semiconductor solutions for wired and wireless communications. Our products seamlessly deliver voice, video, data and multimedia connectivity in the home, office and mobile environment. We provide the industry’s broadest portfolio of state-of-the-art system-on-a-chip and embedded software solutions. Our diverse product portfolio includes:

•

Broadband Communications (Solutions for the Home)—Highly integrated solutions for the connected home, including set-top-boxes and media servers, residential gateways, home networking, femtocells, high definition TV platforms, consumer electronic products and digital video recorders (DVRs).

•

Mobile & Wireless (Solutions for the Hand)—Low-power, high-performance and highly integrated solutions powering the mobile ecosystem, including Wi-Fi and Bluetooth, cellular modems, personal navigation and global positioning, near field communications, multimedia and application processing, and mobile power management solutions.

•

Infrastructure & Networking (Solutions for Infrastructure)—Highly integrated solutions for carriers, service providers, enterprises, small-to-medium businesses and data centers for network infrastructure needs, including switches and physical layer (PHY) devices for local, metropolitan, wide area and storage networking, switch fabric solutions and high-speed controllers.

We were incorporated under the laws of the State of California in 1991. Our common stock is listed on the Nasdaq Global Select Market and trades under the ticker symbol “BRCM.”

Recent Developments

Proposed Acquisition of NetLogic Microsystems, Inc.

On September 11, 2011, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NetLogic Microsystems, Inc., a Delaware corporation (“NetLogic”), and I&N Acquisition Corp., a Delaware corporation and our wholly owned subsidiary, pursuant to which, subject to the conditions set forth therein, we agreed to purchase NetLogic for approximately $3.7 billion (net of cash assumed) (the “Acquisition”).

The Acquisition would extend our infrastructure portfolio with a number of new product lines and technologies, including NetLogic’s knowledge-based processors, multi-core embedded processors, and digital front-end processors, each of which offers industry-leading performance and capabilities. NetLogic is a leading fabless semiconductor company that designs, develops and sells proprietary high-performance processors and high-speed integrated circuits that are used to enhance the performance, functionality and energy efficiency of advanced mobile wireless infrastructure, data center, enterprise, metro Ethernet, edge and core infrastructure networks.

Consummation of the Acquisition is subject to customary closing conditions, including the receipt of domestic and foreign regulatory clearances and the approval of NetLogic’s stockholders. The Acquisition is expected to close in the first half of 2012.

Amendment to Credit Agreement

On October 31, 2011, we entered into a First Amendment to Credit Agreement (the “Amendment”), which amends our existing Credit Agreement, dated as of November 19, 2010, by and among Broadcom, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (as amended by the Amendment, the “Credit Agreement”). The Amendment provides for, among other things, an extension of the maturity date of the credit facility to November 19, 2016, and a reduction in the commitment fee paid on the amount of the unused commitments thereunder, if any. In addition, loans made under the Credit Agreement (other than swing line loans) will now bear interest, at our option, at either a Base Rate (as set forth in the Credit Agreement) or a Eurodollar Rate (as set forth in the Credit Agreement) plus a margin that will vary from 0.000% to 0.500% in the case of Base Rate loans and 0.625% to 1.500% in the case of Eurodollar Rate loans, in each case, based upon the ratings assigned to our senior unsecured debt by Moody’s Investors Service, Inc., and Standard & Poor’s Ratings Services. Borrowings of swing line loans under the Credit Agreement bear interest at a Base Rate plus the margin described above for Base Rate loans. The Amendment does not change the events of default or financial covenants applicable to us and our subsidiaries.

Contact Information

Our principal executive offices are located at 5300 California Avenue, Irvine, California 92617-3038 and our telephone number is (949) 926-5000. Our internet address is www.broadcom.com. The contents of our website are not a part of this prospectus supplement or the accompanying prospectus.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete understanding of the notes, see the “Description of Notes” section in this prospectus supplement.

Issuer	Broadcom Corporation

Notes Offered	$ aggregate principal amount of % senior notes due

Maturity Date	,

Interest Rate	% per annum.

Interest Payment Dates	and of each year, beginning on , 2012.

Ranking	The notes will:

•	rank senior in right of payment to all of our existing and future obligations that are by their terms expressly subordinated or junior in right of payment to the notes;

•

rank equal in right of payment to all our existing and future senior unsecured obligations (including obligations under our 1.500% Senior Notes due 2013 (the “2013 Notes”), our 2.375% Senior Notes due 2015 (the “2015 Notes”) and our senior unsecured credit facility); and

•

be effectively subordinated in right of payment to all of our subsidiaries’ existing and future indebtedness and other obligations (including secured and unsecured obligations) and subordinated in right of payment to our existing and future secured indebtedness and other obligations to the extent of the value of the assets securing such indebtedness and other obligations.

As of September 30, 2011, we had no subordinated or secured indebtedness outstanding and our subsidiaries had no indebtedness outstanding.

Change of Control Triggering Event	In the event of a change of control triggering event, as defined in this prospectus supplement, the holders may require us to purchase for cash all or a portion of their notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any. See “Description of Notes—Purchase of Notes upon a Change of Control Triggering Event.”

Optional Redemption	We may redeem the notes, at any time in whole or in part, at the redemption prices described in this prospectus supplement. See “Description of Notes—Optional Redemption.”

Special Mandatory Redemption	The notes will be subject to a special mandatory redemption in the event that the Acquisition is not consummated on or prior to

August 31, 2012, or if prior to August 31, 2012, the Merger Agreement is terminated. In such an event, the notes will be redeemed at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding the special mandatory redemption date. See “Description of Notes—Special Mandatory Redemption.”

Certain Covenants	The indenture governing the notes will, among other things, limit our ability to:

•	create liens on certain assets to secure debt;

•	enter into certain sale and lease-back transactions; and

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

See “Description of Notes—Certain Covenants.”

Use of Proceeds	We intend to use the net proceeds from this offering to fund a portion of the Acquisition consideration, and any excess for general corporate purposes. See “Use of Proceeds.”

DTC Eligibility	The notes will be issued in fully registered book-entry form and will be represented by permanent global notes without coupons. Global notes will be deposited with a custodian for and registered in the name of a nominee of The Depositary Trust Company (“DTC”), in New York, New York. Investors may elect to hold interests in the global notes through DTC and its direct or indirect participants as described in this prospectus supplement under “Description of Notes—Book-Entry Delivery and Form.”

Further Issues	We may, without notice to or the consent of the holders or beneficial owners of the notes, create and issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. Any additional notes having similar terms, together with the notes, would be considered part of the same series under the indenture.

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. The notes will be new securities for which there is currently no public market.

Form and Denomination	The notes will be issued in minimum denominations of $2,000 and any integral multiple of $1,000.

Risk Factors	You should refer to the section entitled “Risk Factors,” beginning on page S-9, for a discussion of certain risks involved in investing in the notes.

For additional information regarding the notes, see the “Description of Notes” section in this prospectus supplement.

Summary Consolidated Financial Data

Broadcom Corporation

The financial information below (i) as of and for each of the years ended December 31, 2010, 2009 and 2008, has been derived from our audited consolidated financial statements for such periods and as of such dates and (ii) as of and for each of the nine months ended September 30, 2011 and 2010, has been derived from our unaudited condensed consolidated financial statements as of and for such periods. Since the information presented below is only a summary and does not provide all of the information contained in our financial statements, you should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” incorporated by reference from Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the period ended September 30, 2011. The interim consolidated financial information included herein are unaudited; however, they have been prepared on the same basis as the audited consolidated financial statements and contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly our consolidated financial position and results of operations for the interim periods. The results of operations for any interim period are not necessarily indicative of the operating results to be expected for any subsequent interim period or for a full year.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(Unaudited)
	(In millions)
Consolidated Statements of Income Data
Net revenue:
Product revenue	$5,396	$4,700	$6,589	$4,273	$4,485
Income from Qualcomm Agreement	155	155	207	171	—
Licensing revenue	18	18	22	46	173

Total net revenue	5,569	4,873	6,818	4,490	4,658
Costs and expenses:
Cost of product revenue	2,732	2,329	3,284	2,211	2,213
Research and development	1,504	1,290	1,762	1,535	1,498
Selling, general and administrative	525	421	590	478	543
Amortization of purchased intangible assets	23	13	28	15	3
Impairment of goodwill and other long-lived assets	92	2	19	19	172
Settlement costs (gains), net	(23)	4	53	118	16
Restructuring costs (reversals)	17	—	—	8	(1)
In-process research and development	—	—	—	—	42
Charitable contribution	25	—	—	50	—

Total operating costs and expenses	4,895	4,059	5,736	4,434	4,486
Income from operations	674	814	1,082	56	172
Interest income (expense), net	(1)	7	9	14	52
Other income (expense), net	7	4	6	2	(2)

Income before income taxes	680	825	1,097	72	222
Provision for income taxes	7	9	15	7	7

Net income	$673	$816	$1,082	$65	$215

	September 30,		December 31,
	2011	2010	2010	2009	2008
	(Unaudited)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents and short- and long-term marketable securities	$4,243	$2,914	$4,058	$2,368	$1,898
Working capital (1)	3,261	2,608	2,913	1,766	2,034
Goodwill and purchased intangible assets, net	2,223	1,616	2,043	1,481	1,341
Total assets	8,296	6,273	7,944	5,127	4,393
Long-term debt	698	—	697	—	—
Total shareholders’ equity	6,165	4,962	5,826	3,892	3,607

(1)	Working capital is total current assets less total current liabilities.

NetLogic Microsystems, Inc.

The financial information below (i) as of and for each of the years ended December 31, 2010 and 2009, has been derived from NetLogic’s audited consolidated financial statements for such periods and as of such dates and (ii) as of and for each of the nine months ended September 30, 2011 and 2010, has been derived from NetLogic’s unaudited condensed consolidated financial statements as of and for such periods. Since the information presented below is only a summary and does not provide all of the information contained in NetLogic’s financial statements, you should read this information in conjunction with the NetLogic financial statements and related notes thereto incorporated by reference hereto. The interim consolidated financial information included herein are unaudited; however, they have been prepared on the same basis as the audited consolidated financial statements and contain all normal recurring accruals and adjustments that, in the opinion of NetLogic’s management, are necessary to state fairly NetLogic’s consolidated financial position and results of operations for the interim periods. The results of operations for any interim period are not necessarily indicative of the operating results to be expected for any subsequent interim period or for a full year.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009
	(Unaudited)
	(In millions)
Consolidated Statements of Operations Data
Revenue	$309	$281	$382	$175
Cost of revenue	121	135	173	99

Gross profit	188	146	209	76

Operating Expenses:
Research and development	114	92	128	74
Selling, general and administrative	64	60	79	44
Change in contingent earn-out liability	31	51	72	2
Acquisition-related costs	7	1	1	5

Total operating costs and expenses	216	204	280	125

Loss from operations	(28)	(58)	(71)	(49)

Interest income	––	—	—	1
Interest expense	––	—	—	(2)
Other income and expense, net	3	—	—	––

Loss before income taxes	(25)	(58)	(71)	(50)
Benefit from income taxes	3	1	5	3

Net loss	$(22)	$(57)	$(66)	$(47)

	September 30,		December 31,
	2011	2010	2010	2009
	(Unaudited)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents and short- term investments	$242	$225	$256	$44
Working capital (1)	215	201	278	67
Total assets	821	694	713	532
Software licenses and other obligations	8	6	7	5
Shareholders’ equity	647	536	619	426

(1)	Working capital is total current assets less total current liabilities.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial information gives effect to the planned acquisition of NetLogic by Broadcom. Due to the estimated significance of the proposed investment in NetLogic by Broadcom compared to Broadcom’s total assets as of December 31, 2010, and the probable nature of the acquisition occurring, this summary unaudited pro forma condensed combined financial information is presented herein even though the acquisition of NetLogic has not yet been consummated.

The following summary unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Broadcom and NetLogic. The statements of income data for the year ended December 31, 2010, and the nine months ended September 30, 2011, give effect to the acquisition as if it had been completed on January 1, 2010. The balance sheet data gives effect to the acquisition as if it had been completed on September 30, 2011.

The historical financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results of Broadcom and NetLogic. The summary unaudited pro forma condensed combined financial information does not reflect (i) any operating efficiencies, cost savings or revenue enhancements that may be achieved by the combined companies, (ii) the impact of potential reversals of the valuation allowance for deferred tax assets of Broadcom due to the establishment of deferred tax liabilities in purchase accounting, and (iii) certain nonrecurring expenses, such as potential restructuring charges, expected to be incurred within the first twelve months after the acquisition. It also assumes that Broadcom expects to finance the acquisition through existing cash and marketable securities of $4.243 billion on hand at September 30, 2011 and the net proceeds from a $500 million note offering.

The pro forma adjustments are based on preliminary information available as of the date of this prospectus supplement. Assumptions and estimates underlying the pro forma adjustments are described in the underlying notes in unaudited pro forma condensed combined financial information, included elsewhere in this prospectus supplement. These preliminary assumptions and estimates are subject to change as Broadcom finalizes the fair value of the equity component of the acquisition consideration and the assets to be acquired and liabilities to be assumed in connection with the acquisition. Such final valuations are dependent upon procedures and other studies that have yet to commence; therefore the final amounts recorded at the closing date of the acquisition may differ from the information presented herein, and such differences could be material.

Upon consummation of the acquisition, Broadcom will review NetLogic’s accounting policies to determine if it may be necessary to harmonize any differences in policies. This unaudited pro forma condensed combined financial information does not assume any differences in accounting policies, although we do not believe the impact of these harmonization adjustments will be material.

This summary unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the acquisition taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined companies. It should be read in conjunction with the historical consolidated financial statements and notes thereto of Broadcom and NetLogic incorporated by reference in this prospectus supplement, as well as the unaudited pro forma condensed combined financial information, including the notes thereto, included elsewhere in this prospectus supplement.

In addition to the pro forma adjustments, various other factors will have an effect on our financial condition and results of operations, both before and after the closing of the acquisition. You should read the selected consolidated financial data and unaudited pro forma condensed combined financial information in conjunction with the information under “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Condensed

Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes and NetLogic’s consolidated financial statements and the related notes, all included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Summary Unaudited Pro Forma Condensed Combined Financial Information

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
	(In millions, except per share data)
Statements of Income Data
Net revenue:
Product revenue	$5,705	$6,971
Income from Qualcomm Agreement	155	207
Licensing revenue	18	22

Total net revenue	5,878	7,200
Costs and expense:
Cost of product revenue	2,959	3,520
Research and development	1,656	1,942
Selling, general and administrative	614	712
Amortization of purchased intangible assets	121	145
Change in contingent earn-out liability	31	72
Impairment of long-lived assets	92	19
Settlement costs (gains), net	(23)	53
Charitable contribution	25	—
Restructuring costs	17	—

Total operating costs and expenses	5,492	6,463
Income from operations	386	737
Interest expense, net	(27)	(24)
Other income, net	10	6

Income before income taxes	369	719
Provision for income taxes	4	10

Net income	$365	$709

Net income per share (basic)	$0.68	$1.40

Net income per share (diluted)	$0.65	$1.30

Weighted average shares (basic)	537	508

Weighted average shares (diluted)	564	545

Dividends per share	$0.27	$0.32

September 30, 2011
(In millions)
Balance Sheet Data
Cash and cash equivalents and short- and long-term marketable securities	$1,493
Working capital	1,589
Goodwill and purchased intangible assets, net	5,712
Total assets	9,351
Total long-term debt	1,193
Total shareholders’ equity	6,356

RISK FACTORS

You should carefully consider the risks and all the other information contained in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus before purchasing any of the notes offered for sale pursuant to this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

Risks Related to our Business

Our quarterly operating results may fluctuate significantly.

Our quarterly net revenue and operating results have fluctuated significantly in the past and are likely to continue to vary from quarter to quarter. Variability in the nature of our operating results may be attributed to the factors identified throughout this “Risk Factors” section, many of which may be outside our control, including:

•	changes in economic conditions in the markets we address, including the continuing volatility in the technology sector and semiconductor industry;

•	seasonality in sales of consumer and enterprise products in which our products are incorporated;

•	our dependence on a few significant customers and/or design wins for a substantial portion of our revenue;

•	timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory;

•	changes in customer product needs and market acceptance of our products;

•	competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products;

•

the impact of a significant natural disaster, such as an earthquake, severe weather, tsunamis or other flooding, or a nuclear crisis, as well as interruptions or shortages in the supply of utilities such as water and electricity, on a key location such as our corporate headquarters or our Northern California facilities, both of which are located near major earthquake fault lines; and

•	the impact of tax examinations.

We depend on a few significant customers for a substantial portion of our revenue.

We derive a substantial portion of our revenue from sales to a relatively small number of customers. Sales to our five largest customers represented 41.6% and 36.7% of our total net revenue in the nine months ended September 30, 2011 and 2010, respectively. We expect that our largest customers will continue to account for a substantial portion of our total net revenue for the foreseeable future. The loss of any significant customer could materially and adversely affect our financial condition and results of operations.

A significant portion of our revenue in any period may also depend on a single product design win with a large customer. As a result, the loss of any such key design win or any significant delay in the ramp of volume production of the customer’s products into which our product is designed could materially and adversely affect our financial condition and results of operations. We may not be able to maintain sales to certain of our key customers or continue to secure key design wins for a variety of reasons, including:

•	agreements with our customers typically do not require them to purchase a minimum quantity of our products; and

•	our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty.

In addition, the majority of our licensing revenues and related income to date has been derived from agreements with two customers, Verizon Wireless and Qualcomm. Our patent license agreements with these two customers are expected to result in licensing revenue and related income of approximately $1.02 billion over a six year period. From January 2008 through September 2011, we recorded $700 million in licensing revenue and related income derived from Verizon Wireless and Qualcomm. The licensing revenue from our agreement with Verizon Wireless has ended and the income from the Qualcomm Agreement is non-recurring and will terminate in 2013. There can be no assurances that we will be able to enter into additional such arrangements in the future, or that we will be able to successfully collect the remaining payments due to us under the Qualcomm Agreement in the event of a default by Qualcomm.

The loss of a key customer or design win, a reduction in sales to any key customer, decrease in licensing revenue, significant delay in our customers’ product development plans, or our inability to attract new significant customers or secure new key design wins could seriously impact our revenue and materially and adversely affect our results of operations.

We face intense competition.

The semiconductor industry in particular and the wired and wireless communications markets are intensely competitive. We expect competition to continue to increase as new markets develop, as industry standards become well known and as other competitors enter our business. We expect to encounter further consolidation in the markets in which we compete.

Many of our competitors have longer operating histories and presences in key markets, greater name recognition, larger customer bases, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do, and in some cases operate their own fabrication facilities. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. We also face competition from newly established competitors, suppliers of products, and customers who choose to develop their own semiconductor solutions.

Existing or new competitors may develop technologies that more effectively address our markets with products that offer enhanced features and functionality, lower power requirements, greater levels of integration or lower cost. Increased competition also has resulted in and is likely to continue to result in increased expenditures on research and development, declining average selling prices, reduced gross margins and loss of market share in certain markets. These factors in turn create increased pressure to consolidate. We cannot assure you that we will be able to continue to compete successfully against current or new competitors. If we do not compete successfully, we may lose market share in our existing markets and our revenues may fail to increase or may decline.

We face risks associated with our acquisition strategy.

A key element of our business strategy involves expansion through the acquisitions of businesses, assets, products or technologies. The expansion of our business through acquisitions allows us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. We may not be able to identify or consummate future acquisitions or realize the desired benefit from these acquisitions.

We face a number of challenges associated with our acquisition strategy that could disrupt our ongoing business and distract our management team, including:

•	delays in the timing and successful integration of an acquired company’s technologies;

•	the loss of key personnel;

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if our actual results, or the plans and estimates used in future impairment analyses, are less favorable than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges;

•	lower gross margins, revenues and operating income than originally anticipated at the time of acquisition and other financial challenges; and

•	becoming subject to intellectual property or other litigation.

Acquisitions can result in increased debt or contingent liabilities. While we believe we will have the ability to service any additional debt we may potentially issue or incur in connection with acquisitions, our ability to make principal and interest payments when due depends upon our future performance, which will be subject to general economic conditions, industry cycles, and business and other factors affecting our operations, including the other risk factors described in this section, many of which are beyond our control. Acquisitions can also result in adverse tax consequences, warranty or product liability exposure related to acquired assets, additional stock-based compensation expense, write up of acquired inventory to fair value, and the recording and later amortization of amounts related to certain purchased intangible assets. In addition, we may record goodwill and other purchased intangible assets in connection with an acquisition and incur impairment charges in the future. Each of the above may apply equally to our pending acquisition of NetLogic Microsystems, Inc., which is our largest acquisition to date.

Our operating results may be adversely impacted by worldwide economic uncertainties and specific conditions in the markets we address.

We operate primarily in the semiconductor industry, which is cyclical and subject to rapid change and evolving industry standards. From time to time, the semiconductor industry has experienced significant downturns characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. An increasing number of our products are being incorporated into consumer electronic products, which are subject to significant seasonality and fluctuations in demand. Economic volatility can cause extreme difficulties for our customers and vendors to accurately forecast and plan future business activities. This unpredictability could cause our customers to reduce spending on our products and services, which would delay and lengthen sales cycles. Furthermore, during challenging economic times our customers and vendors may face issues gaining timely access to sufficient credit, which could impact their ability to make timely payments to us. As a result, we may experience growth patterns that are different than the end demand for products, particularly during periods of high volatility.

We cannot predict the timing, strength or duration of any economic slowdown or recovery or the impact of such events on our customers, our vendors or us. The combination of our lengthy sales cycle coupled with challenging macroeconomic conditions and supply chain cross-dependencies could have a compound impact on our business. The impact of market volatility is not limited to revenue but may also affect our product gross margins and other financial metrics. Any downturn in the semiconductor industry may be severe and prolonged, and any failure of the industry or wired and wireless communications markets to fully recover from downturns could seriously impact our revenue and harm our business, financial condition and results of operations.

We may fail to adjust our operations in response to changes in demand.

Through internal growth and acquisitions, we significantly modified the scope of our operations and workforce in recent years. Our operations are characterized by a high percentage of costs that are fixed or difficult to reduce in the short term, such as research and development expenses and our highly skilled workforce. During some periods, our growth has placed a significant strain on our management personnel, systems and resources. To respond to periods of increased demand, we will be required to expand, train, manage and motivate our workforce. Alternatively, in response to the economic downturn in the markets in the semiconductor industry and communications market, we may be required to implement restructuring actions and a number of other cost saving measures, such as we did with our digital television and Blu-ray Disc lines of businesses within our Broadband Communications operating segment in September 2011. All of these endeavors require substantial management effort. If we are unable to effectively manage our expanding operations, we may be unable to adjust our business quickly enough to meet competitive challenges or exploit potential market opportunities, or conversely, we may scale our business too quickly and the rate of increase in our expenses may exceed the rate of increase in our revenue, either of which would materially and adversely affect our current or future business.

Our stock price is highly volatile.

The market price of our Class A common stock has fluctuated substantially in the past and is likely to continue to be highly volatile and subject to wide fluctuations. From January 1, 2009 through September 30, 2011 our Class A common stock has traded at prices as low as $15.31 and as high as $47.39 per share. Fluctuations have occurred and may continue to occur in response to various factors, many of which we cannot control.

In addition, the market prices of securities of Internet-related, semiconductor and other technology companies have been and remain volatile. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. If our operating results do not meet the expectations of securities analysts or investors, who may derive their expectations by extrapolating data from recent historical operating results, the market price of our Class A common stock will likely decline. Accordingly, investors may not be able to resell their shares of common stock at or above the price they paid. In the past, we, and other companies that have experienced volatility in the market price of their securities, have been the subject of securities class action litigation.

Due to the nature of our compensation programs, most of our executive officers sell shares of our common stock each quarter or otherwise periodically, often pursuant to trading plans established under Rule 10b5-1 promulgated under the Exchange Act. As a result, sales of shares by our executive officers may not be indicative of their respective opinions of Broadcom’s performance at the time of sale or of our potential future performance. Nonetheless, the market price of our stock may be affected by sales of shares by our executive officers.

We may be required to defend against alleged infringement of intellectual property rights of others and/or may be unable to adequately protect or enforce our own intellectual property rights.

Companies in the semiconductor industry and the wired and wireless communications markets aggressively protect and pursue their intellectual property rights. From time to time, we receive notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Additionally, we receive notices that challenge the validity of our patents. Intellectual property litigation can be expensive, time consuming and distracting to management. An adverse determination in any of these types of disputes could prevent us from manufacturing or selling some of our products or could prevent us from enforcing our intellectual property rights.

We may also be required to indemnify some customers and strategic partners under our agreements if a third party alleges or if a court finds that our products or activities have infringed upon, misappropriated or misused another party’s proprietary rights. We have received requests from certain customers and strategic partners to include increasingly broad indemnification provisions in our agreements with them. These indemnification provisions may, in some circumstances, extend our liability beyond the products we provide to include liability for combinations of components or system level designs and for consequential damages and/or lost profits. Even if claims or litigation against us are not valid or successfully asserted, these claims could result in significant costs and diversion of the attention of management and other key employees to defend.

Our products may contain technology provided to us by other parties such as contractors, suppliers or customers. We may have little or no ability to determine in advance whether such technology infringes the intellectual property rights of a third party. Our contractors, suppliers and licensors may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Any of these claims or litigation may materially and adversely affect our business, financial condition and results of operations.

Furthermore, our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies and processes. Any of our existing or future patents may be challenged, invalidated or circumvented. We engage in litigation to enforce or defend our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others, including our customers. If our intellectual property rights do not adequately protect our technology, our competitors may be able to offer products similar to ours.

Our software may be derived from “open source” software, which is generally made available to the public by its authors and/or other third parties. Open source software is often made available under licenses, which impose certain obligations in the event we distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works on different terms than those customarily used to protect our intellectual property. With respect to our proprietary software, we generally license such software under terms that prohibit combining it with open source software. Despite these restrictions, parties may combine our proprietary software with open source software without our authorization, in which case we might nonetheless be required to release the source code of our proprietary software.

We enter into confidentiality agreements with our employees, consultants and strategic partners. We also control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization. Additionally, current, departing or former employees or third parties could attempt to penetrate our computer systems and networks to misappropriate our proprietary information and technology or interrupt our business. Because the techniques used by computer hackers and others to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate, counter or ameliorate these techniques. As a result, our technologies and processes may be misappropriated.

We cannot assure you that our efforts to prevent the misappropriation or infringement of our intellectual property or the intellectual property of our customers will succeed. Identifying unauthorized use of our products and technologies is difficult and time consuming. The initiation of litigation may adversely affect our relationships and agreements with certain customers that have a stake in the outcome of the litigation proceedings. Litigation is very expensive and may divert the attention of management and other key employees from the operation of the business, which could negatively impact our business and results of operations.

We are subject to order and shipment uncertainties.

It is difficult to accurately predict demand for our semiconductor products. We typically sell products pursuant to purchase orders rather than long-term purchase commitments. Customers can generally cancel, change or defer purchase orders on short notice without incurring a significant penalty. Our ability to accurately forecast customer demand is further impaired by delays inherent in our lengthy sales cycle. We operate in a dynamic industry and use significant resources to develop new products for existing and new markets. After we have developed a product, there is no guarantee that our customers will integrate our product into their equipment or devices and, ultimately, bring those equipment and devices incorporating our product to market. In these situations, we may never produce or deliver a significant number of our products, even after incurring substantial development expenses. From the time a customer elects to integrate our solution into their product, it is typically six to 24 months before high volume production of that product commences. After volume production begins, we cannot be assured that the equipment or devices incorporating our product will gain market acceptance.

Our products are incorporated into complex devices and systems, creating supply chain cross- dependencies. Accordingly, supply chain disruptions affecting components of our customers’ devices and/or systems could negatively impact the demand for our products, even if the supply of our products is not directly affected.

Our product demand forecasts are based on multiple assumptions, each of which may introduce error into our estimates. In the event we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell. As a result, we could hold excess or obsolete inventory, which would reduce our profit margins and adversely affect our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we could forego revenue opportunities and potentially lose market share and damage our customer relationships. Also, due to our industry’s shift to “just-in-time” inventory management, any disruption in the supply chain could lead to more immediate shortages in product or component supply. In addition, an increasing percentage of our inventory is maintained under hubbing arrangements whereby products are delivered to a customer or third party warehouse based upon the customer’s projected needs. Under these arrangements, we do not recognize product revenue until the customer reports that it has removed our product from the warehouse to incorporate into its end products. Our ability to effectively manage inventory levels may be impaired under our hubbing arrangements, which could increase expenses associated with excess and obsolete product inventory and negatively impact our cash flow.

We manufacture and sell complex products and may be unable to successfully develop and introduce new products.

We expect that a high percentage of our future sales will come from sales of new products. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. The markets for some of these products are new to us and may be immature and/or unpredictable. These markets may not develop into profitable opportunities and we have invested substantial resources in emerging technologies that did not achieve the market acceptance that we had expected. As a result, it is difficult to anticipate our future revenue streams from, or the sustainability of, our new products.

Our industry is dynamic and we are required to devote significant resources to research and development to remain competitive. The development of new silicon devices is highly complex, and due to supply chain cross-dependencies and other issues, we may experience delays in completing the development, production and introduction of our new products. We may choose to discontinue one or more products or product development programs to dedicate more resources to other products. The discontinuation of an existing or planned product may adversely affect our relationship with one or more of our customers.

Our ability to successfully develop and deliver new products will depend on various factors, including our ability to:

•	effectively identify and capitalize upon opportunities in new markets;

•	timely complete and introduce new integrated products;

•	transition our semiconductor products to increasingly smaller line width geometries;

•	license any desired third party technology or intellectual property rights;

•	obtain sufficient foundry capacity and packaging materials; and

•	qualify and obtain industry interoperability certification of our products.

If we are not able to develop and introduce new products in a cost effective and timely manner, we will be unable to attract new customers or to retain our existing customers which would materially and adversely affect our results of operations.

We have experienced hardware and software defects and bugs associated with the introduction of our highly complex products. If any of our products contain defects or bugs, or have reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products. These problems could interrupt or delay sales and shipments of our products to customers. To alleviate these problems, we may have to divert our resources from other development efforts. In addition, these problems could result in claims against us by our customers or others, including possible claims for consequential damages and/or lost profits.

We are exposed to risks associated with our international operations.

We currently obtain substantially all of our manufacturing, assembly and testing services from suppliers located outside the United States. Products shipped to international destinations, primarily in Asia, represented 98.5%, and 97.0% of our product revenue in the nine months ended September 30, 2011 and 2010, respectively. In addition, we undertake various sales and marketing activities through regional offices in a number of countries. We intend to continue expanding our international business activities and to open other design and operational centers abroad.

International operations are subject to many inherent risks, including but not limited to:

•	political, social and economic instability;

•	exposure to different business practices and legal standards, particularly with respect to intellectual property;

•	continuation of overseas conflicts and the risk of terrorist attacks and resulting heightened security;

•	the imposition of governmental controls and restrictions and unexpected changes in regulatory requirements;

•	nationalization of business and blocking of cash flows;

•	changes in taxation and tariffs; and

•	difficulties in staffing and managing international operations.

Economic conditions in our primary overseas markets, particularly in Asia, may negatively impact the demand for our products abroad. Also, all of our international sales to date have been denominated in U.S. dollars. Accordingly, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets or require us to assume the risk of denominating certain sales in foreign currencies. We anticipate that these factors will impact our business to a greater degree as we further expand our international business activities.

We depend on third parties to fabricate, assemble and test our products.

As a fabless semiconductor company, we do not own or operate fabrication, assembly or test facilities. We rely on third parties to manufacture, assemble and test substantially all of our semiconductor devices. Accordingly, we cannot directly control our product delivery schedules and quality assurance. This lack of control could result in product shortages or quality assurance problems. These issues could delay shipments of our products or increase our assembly or testing costs. In addition, the increasing capital intensity associated with fabrication in smaller process geometries may limit our diversity of suppliers.

We do not have long-term agreements with any of our direct or indirect suppliers, including our manufacturing, assembly or test subcontractors. We typically procure services from these suppliers on a per order basis. In the event our third-party foundry subcontractors experience a disruption or limitation of manufacturing, assembly or testing capacity, we may not be able to obtain alternative manufacturing, assembly and testing services in a timely manner, or at all. Furthermore, our foundries must have new manufacturing processes qualified if there is a disruption in an existing process, which could be time-consuming. We could experience significant delays in product shipments if we are required to find alternative manufactures, assemblers or testers for our products. We are continuing to develop relationships with additional third-party subcontractors to assemble and test our products.

Because we rely on outside foundries and other third party suppliers, we face several significant risks in addition to those discussed above, including:

•	a lack of guaranteed supply of wafers and other components and potential higher wafer and component prices due to supply constraints;

•	the limited availability of, or potential delays in obtaining access to, key process technologies; and

•	the location of foundries and other suppliers in regions that are subject to earthquakes, tsunamis and other natural disasters.

The manufacture of integrated circuits is a highly complex and technologically demanding process. Our foundries have from time to time experienced lower than anticipated manufacturing yields. This often occurs during the production of new products or the installation and start-up of new process technologies. In addition, we are dependent on our foundry subcontractors to successfully transition to smaller geometry processes.

There can be no assurance that we will continue to declare cash dividends.

In January 2010, our Board of Directors adopted a dividend policy pursuant to which Broadcom would pay quarterly dividends on our common stock. In January 2011, our Board of Directors increased the quarterly dividend payment. We intend to continue to pay such dividends subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interest of our shareholders and are in compliance with all laws and agreements of Broadcom applicable to the declaration and payment of cash dividends.

Future dividends may be affected by, among other factors:

•	our views on potential future capital requirements for investments in acquisitions and the funding of our research and development;

•	use of cash to consummate various acquisition transactions;

•	stock repurchase programs;

•	changes in federal and state income tax laws or corporate laws; and

•	changes to our business model.

Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to increase our dividend payment or declare dividends in any particular amounts or at all. A reduction in our dividend payments could have a negative effect on our stock price.

We may be unable to attract, retain or motivate key personnel.

Our future success depends on our ability to attract, retain and motivate senior management and qualified technical personnel. Competition for these employees is intense. If we are unable to attract, retain and motivate such personnel in sufficient numbers and on a timely basis, we will experience difficulty in implementing our current business and product plans. In that event, we may be unable to successfully meet competitive challenges or to exploit potential market opportunities, which could adversely affect our business and results of operations.

Government regulation may adversely affect our business.

The effects of regulation on our customers or the industries in which they operate may materially and adversely impact our business. For example, the Federal Communications Commission, or FCC, has broad jurisdiction in the United States over many of the devices into which our products are incorporated. FCC regulatory policies that affect the ability of cable or satellite operators or telephone companies to offer certain services to their customers or other aspects of their business may impede sales of our products in the United States. In addition, we may experience delays if a product incorporating our chips fails to comply with FCC emissions specifications.

We and our customers are subject to various import and export laws and regulations. Government export regulations apply to the encryption or other features contained in some of our products. If we fail to continue to receive licenses or otherwise comply with these regulations, we may be unable to manufacture the affected products at foreign foundries or ship these products to certain customers, or we may incur penalties or fines.

Our business may also be subject to regulation by countries other than the United States. Foreign governments may impose tariffs, duties and other import restrictions on components that we obtain from non-domestic suppliers and may impose export restrictions on products that we sell internationally. These tariffs, duties or restrictions could materially and adversely affect our business, financial condition and results of operations.

Our business is subject to potential tax liabilities.

We are subject to income taxes in the United States and various foreign jurisdictions. The amount of income taxes we pay is subject to our interpretation and application of tax laws in jurisdictions in which we file. Changes in current or future laws or regulations, or the imposition of new or changed tax laws or regulations or new related interpretations by taxing authorities in the U.S. or foreign jurisdictions, could adversely affect our results of operations. We are subject to examinations and tax audits. There can be no assurance that the outcomes from these audits will not have an adverse effect on our net operating loss and research and development tax credit carryforwards, our financial position, or our operating results.

In certain foreign jurisdictions, we operate under tax holidays and favorable tax incentives. For instance, in Singapore we operate under tax holidays that reduce taxes on substantially all of our operating income in that jurisdiction. Such tax holidays and incentives often require us to meet specified employment and investment criteria in such jurisdictions. In a period of tight manufacturing capacity, our ability to meet Singaporean content in our products may be more limited, which may have adverse tax consequences. More generally, if any of our tax holidays or incentives are terminated or if we fail to meet the criteria to continue to enjoy such holidays or incentives, our results of operations may be materially and adversely affected.

Our articles of incorporation and bylaws contain anti-takeover provisions.

Our articles of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire a majority of our outstanding voting stock. For example, our Board of Directors may also issue shares of Class B common stock in connection with certain acquisitions, which have superior voting rights entitling the holder to ten votes for each share held on matters that we submit to a shareholder vote (as compared to one vote per share in the case of our Class A common stock) as well as the right to vote separately as a class. In addition, our Board of Directors has the authority to fix the rights and preferences of shares of our preferred stock and to issue shares of common or preferred stock without a shareholder vote. These provisions, among others, may discourage certain types of transactions involving an actual or potential change in our control.

Our co-founders and their affiliates may control the outcome of matters that require the approval of our shareholders.

As of September 30, 2011 our co-founders, directors, executive officers and their respective affiliates beneficially owned 10.9% of our outstanding common stock and held 52.2% of the total voting power held by our shareholders. Accordingly, these shareholders currently have enough voting power to control the outcome of matters that require the approval of our shareholders. These matters include the election of our Board of Directors, the issuance of additional shares of Class B common stock, and the approval of most significant corporate transactions, including certain mergers and consolidations and the sale of substantially all of our assets. In particular, as of September 30, 2011 our two founders, Dr. Henry T. Nicholas III and Dr. Henry Samueli, beneficially owned a total of 9.8% of our outstanding common stock and held 51.8% of the total voting power held by our shareholders. Because of their significant voting stock ownership, we will not be able to engage in certain transactions, and our shareholders will not be able to effect certain actions or transactions, without the approval of one or both of these shareholders. Repurchases of shares of our Class A common stock under our share repurchase program would result in an increase in the total voting power of our co-founders, directors, executive officers and their affiliates, as well as other continuing shareholders.

Risks Related to the Acquisition

The announcement and pendency of the Acquisition could have an adverse effect on our and NetLogic’s businesses, financial conditions and results of operations.

The announcement and pendency of the Acquisition could disrupt our and NetLogic’s businesses in the following ways, among others:

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customers and other third-party business partners may seek to terminate or renegotiate their relationships with us or NetLogic as a result of the Acquisition, whether pursuant to the terms of their existing agreements with us and/or NetLogic or otherwise;

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the attention of our and/or NetLogic’s management may be directed toward the completion of the Acquisition and related matters and may be diverted from the day-to-day business operations of their respective companies, including from other opportunities that might otherwise be beneficial to us or NetLogic; and

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current and prospective employees may experience uncertainty regarding their future roles with the combined company, which might adversely affect our and/or NetLogic’s ability to retain, recruit and motivate key personnel.

Should they occur, any of these matters could harm our and/or NetLogic’s financial condition, results of operations or business prospects.

Failure to complete the Acquisition could negatively impact our and NetLogic’s respective businesses, financial conditions and results of operation.

The closing of the Acquisition is subject to a number of conditions and there can be no assurance that the conditions will be satisfied. For example, the Acquisition remains subject to the adoption of the Merger Agreement by NetLogic’s stockholders, clearance by the Chinese Ministry of Commerce under the Chinese Antimonopoly Law and clearance or no-jurisdiction decision by the Taiwanese Fair Trade Commission under the Taiwanese Fair Trade Law of 1991, as amended. There can be no assurance that these conditions will be met or that satisfaction of these conditions will not require additional costs, delays or restrictions. If the Acquisition is not completed, we will be subject to several risks, including:

•	we would not realize any of the anticipated benefits of having completed the Acquisition; and

•	we and NetLogic are expected to incur substantial transaction costs in connection with the Acquisition whether or not the Acquisition is completed.

The failure to integrate successfully our businesses with the business of NetLogic in the expected timeframe would adversely affect the combined company’s future results following the completion of the Acquisition.

The success of the Acquisition will depend, in large part, on the ability of the combined company following the completion of the Acquisition, which will be our largest acquisition to date, to realize the anticipated benefits, including annual net operating synergies, from combining our businesses with the business of NetLogic. NetLogic has recently made large acquisitions of Optichron, Inc. and RMI Corporation, which it’s still in the process of integrating, and which further compounds this risk. To realize these anticipated benefits, the combined company must successfully integrate our business with the business of NetLogic. This integration will be complex and time consuming. In addition, upon consummation of the Acquisition, we will become subject to the challenges and risks associated with NetLogic’s business. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the Acquisition.

Potential difficulties that may be encountered in the integration process include the following:

•	lost sales and customers as a result of customers of either of the two companies deciding not to do business with the combined company;

•	complexities associated with managing the larger, more complex, combined business;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high quality services and products;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Acquisition;

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Acquisition and integrating the companies’ operations;

•	obtaining consents from key licensees and other third parties to the transfer where required;

•	establishing appropriate internal controls over financial reporting and legal compliance for the combined entities; and

•	potential earn-out payments related to NetLogic’s acquisition of Optichron, Inc. of up to approximately $124 million payable in cash by March 31, 2013.

The combined company’s future results will suffer if the combined company does not effectively manage its expanded operations following the Acquisition.

Following the Acquisition, the size of the combined company’s business will be larger than our current business. Our future success depends, in part, upon our ability to manage this expanded business, which will pose substantial challenges for our management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. We cannot assure you that we will be successful or that we will realize the expected operating efficiencies, annual net operating synergies, revenue enhancements and other benefits currently anticipated to result from the Acquisition.

Future results of the combined company may differ materially from the unaudited pro forma condensed combined financial statements presented herein and the anticipated future performance of the combined company.

The future results of the combined company may be materially different from those shown in the unaudited pro forma condensed combined financial statements presented herein, which show only a combination of our historical results and the historical results of NetLogic, and the anticipated future performance of the combined company. The unaudited pro forma condensed combined financial statements also contain many adjustments and assumptions regarding the combined company after giving effect to the Acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make and may not be accurate. Our purchase price accounting is preliminary and subject to changes as we finalize our analysis. In addition, NetLogic still has earn-outs that are payable to stockholders of previous acquisitions that may affect our future results of operations. We expect to incur significant costs associated with the completion of the Acquisition and combining the operations of the two companies, the exact magnitude of which is not yet known. Furthermore, these costs may decrease the capital that the combined company could use for revenue-generating investments in the future. As a result, the actual financial condition and results of operations of the combined company following the Acquisition may not be consistent with, or evident from, the unaudited pro forma condensed combined financial information.

Following completion of the Acquisition, we will have a significant amount of goodwill and purchased intangible assets on our consolidated financial statements that are subject to impairment testing.

We have a substantial amount of goodwill and purchased intangible assets resulting from business acquisitions. On a pro forma basis after giving effect to the Acquisition, as of September 30, 2011, we would have had approximately $3.489 billion of goodwill and approximately $2.223 billion of purchased intangible assets. These amounts are based on preliminary information available as of the date of this prospectus supplement. Assumptions and estimates underlying the pro forma adjustments are described in the underlying notes in the unaudited pro forma condensed combined financial information, included elsewhere in this prospectus supplement. These preliminary assumptions and estimates are subject to change as we finalize the valuations of the assets to be acquired and liabilities to be assumed in connection with our Acquisition of NetLogic. Such final valuations are dependent upon procedures and other studies that have yet to commence; therefore the final amounts recorded at the closing date of the Acquisition may differ significantly from the information presented herein. At least annually, or whenever events or changes in circumstances indicate a potential impairment in the carrying value as defined by generally accepted accounting principles, we will evaluate this goodwill and purchased intangible assets for impairment based on their fair value. The value of goodwill and purchased intangible assets from the allocation of the purchase price from the Acquisition will be derived from our business operating plans and is susceptible to an adverse change in our business or industry and could require an impairment charge in the future.

Risks Related to the Notes

The special mandatory redemption feature of the notes may affect your return on the notes.

Our ability to consummate the Acquisition is subject to various closing conditions, many of which are beyond our control, and we may not be able to consummate the Acquisition on or prior to August 31, 2012, the timeframe specified under “Description of Notes—Special Mandatory Redemption.” If we are not able to consummate the Acquisition on or prior to August 31, 2012, or if the Merger Agreement is terminated prior to such date, we will be required to redeem all of the notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the special mandatory redemption date. However, there is no escrow account or security interest for the benefit of the holders of the notes, and it is possible that we will not have sufficient financial resources available to satisfy our obligations to redeem the notes. In addition, even if we are able to redeem the notes pursuant to the special mandatory redemption provision, you may not obtain your expected return on such notes and may not be able to reinvest the proceeds from a special mandatory redemption in an investment that results in a comparable return. You will have no rights under the special mandatory redemption provisions as long as the Acquisition closes, nor will you have any right to require us to repurchase your notes if, between the closing of the notes offering and the closing of the Acquisition, we experience any changes in our business or financial condition, or if the terms of the Acquisition or the financing thereof change.

The notes are structurally subordinated, which may affect your ability to receive payments on the notes.

The notes are obligations exclusively of Broadcom Corporation. We currently conduct a significant portion of our operations through our subsidiaries and our subsidiaries have significant liabilities. In addition, we may, and in some cases we have plans to, conduct additional operations through our subsidiaries in the future and, accordingly, our subsidiaries’ liabilities will increase. Our cash flow and our ability to service our debt, including the notes, therefore partially depends upon the earnings of our subsidiaries, and we depend on the distribution of earnings, loans or other payments by those subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and taxes on distributions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and preferred shareholders, if any. As of September 30, 2011, our subsidiaries had no indebtedness outstanding. The notes do not restrict the ability of our subsidiaries to incur additional liabilities. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

The notes are subject to prior claims of any secured creditors, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the notes.

The notes are our senior unsecured general obligations, ranking equally with all of our other existing and future senior unsecured indebtedness, including our obligations under the 2013 Notes, the 2015 Notes and our senior unsecured credit facility. The indenture governing the notes permits us and our subsidiaries to incur additional secured debt under specified circumstances. If we incur any secured debt, all or a portion of our assets and the assets of our subsidiaries will be subject to prior claims by our secured creditors. In the event of our bankruptcy, liquidation, reorganization, dissolution or other winding up, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in our remaining assets ratably with all of our other unsecured and senior creditors, including our trade creditors.

As of September 30, 2011, we had no secured indebtedness.

We may still be able to incur substantially more indebtedness.

We may be able to incur substantial indebtedness in the future. The terms of the indenture governing the notes will not prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that indebtedness will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company.

We may not be able to purchase all of the notes upon a change of control triggering event, which would result in a default under the notes.

We will be required to offer to purchase the notes, the 2013 Notes and the 2015 Notes upon the occurrence of a change of control triggering event as provided in the indenture governing the notes. However, we may not have sufficient funds to purchase the notes, the 2013 Notes and the 2015 Notes in cash at the time of any change of control triggering event. In addition, our ability to purchase the notes, the 2013 Notes and the 2015 Notes for cash may be limited by law or the terms or other agreements relating to our indebtedness outstanding at the time. Accordingly, we may not be able to satisfy our obligations to purchase your notes unless we are able to refinance or obtain consents from the holders of such indebtedness. Our failure to purchase your notes upon a change of control triggering event would cause a default under the indenture and could cause a cross-default or acceleration under certain agreements governing our other indebtedness.

The limited covenants in the indenture for the notes and the terms of the notes do not provide protection against some types of important corporate events and may not protect your investment.

The indenture for the notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness, which could effectively rank senior to the notes;

•	limit our ability to incur substantial secured indebtedness that would effectively rank senior to the notes to the extent of the value of the assets securing the indebtedness;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations that could substantially affect our capital structure and the value of the notes. For these reasons, you should not consider the covenants in the indenture as a significant factor in evaluating whether to invest in the notes.

Illiquidity and an absence of a public market for the notes could cause purchasers of the notes to be unable to resell the notes.

The notes constitute a new issue of securities for which there is no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. An active trading market for the notes may not develop or, if such market develops, it could be very illiquid.

Holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If no active trading market develops, the market price and liquidity of the notes may be adversely affected, and you may not be able to resell your notes at their fair market value, at the initial offering price or at all. If a market for the notes develops, any such market may be discontinued at any time. If a trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, liquidity of the issue, the market for similar securities and other factors, including our financial condition and prospects and the financial condition and prospects in our industry.

A downgrade of our credit ratings could adversely impact your investment in the notes.

We are subject to periodic review by independent credit rating agencies. Increases in the level of our outstanding indebtedness, repurchases of our equity by us, or other events could cause the rating agencies to downgrade, place on negative watch or change their outlook on our debt credit rating generally, and the ratings on the notes, which could adversely impact the trading prices for, or the liquidity of, the notes. Any such downgrade, placement on negative watch or change in outlook could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.

The credit ratings assigned to the notes may not reflect all risks of an investment in the notes.

The credit ratings assigned to the notes reflect the rating agencies’ assessments of our ability to make payments on the notes when due. Consequently, actual or anticipated changes in these credit ratings will generally affect the market value of the notes. These credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors related to the value of the notes.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $             million, after deducting underwriting discounts and estimated transaction expenses payable by us. We intend to use the net proceeds from this offering to fund a portion of the Acquisition consideration, and any excess for general corporate purposes. Prior to the closing of the Acquisition, we intend to invest the net proceeds in cash equivalents. The net proceeds will not be deposited into an escrow account.

The notes will be subject to a special mandatory redemption in the event that the Acquisition is not consummated on or prior to August 31, 2012, or if prior to August 31, 2012, the Merger Agreement is terminated. In such an event, the notes will be redeemed at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding the special mandatory redemption date. See “Description of Notes – Special Mandatory Redemption.” If we are required to redeem the notes pursuant to such provision, we intend to use the net proceeds of this offering, together with available cash, to fund such redemption.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of September 30, 2011. The table is presented:

•	on an actual basis;

•	as adjusted to reflect the proceeds to us and the use thereof from the sale of the notes pursuant to this offering; and

•	on a pro forma as adjusted basis to give effect to the Acquisition as well as the proceeds to us and the use thereof from the sale of the notes pursuant to this offering.

	As of September 30, 2011
	Actual	As Adjusted		Pro Forma As Adjusted
	(Unaudited)
	(In millions)
Cash and cash equivalents	$2,333	$		$

Long-term debt:
Senior unsecured revolving credit facility	$—		$—		$—
1.500% senior notes due 2013	299		299		299
2.375% senior notes due 2015	399		399		399
Senior notes offered hereby	—

Total debt	698

Stockholders’ equity:
Common stock	—		—		—
Additional paid-in capital	11,701		11,701		11,900
Accumulated deficit	(5,504)		(5,504)
Accumulated other comprehensive loss	(32)		(32)		(32)

Total shareholders’ equity	6,165		6,165

Total capitalization	$6,863	$		$

SELECTED CONSOLIDATED FINANCIAL DATA

Broadcom Corporation

The financial information below (i) as of and for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006 has been derived from Broadcom’s audited consolidated financial statements for such periods and as of such dates and (ii) as of and for each of the nine months ended September 30, 2011 and 2010, has been derived from Broadcom’s unaudited condensed consolidated financial statements as of and for such periods. Since the information presented below is only a summary and does not provide all of the information contained in Broadcom’s financial statements, you should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” incorporated by reference from Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the period ended September 30, 2011. The interim consolidated financial information included herein are unaudited; however, they have been prepared on the same basis as the audited consolidated financial statements and contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly our consolidated financial position and results of operations for the interim periods. The results of operations for any interim period are not necessarily indicative of the operating results to be expected for any subsequent interim period or for a full year.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Unaudited)
	(In millions, except ratios)
Consolidated Statements of Income Data
Net revenue:
Product revenue	$5,396	$4,700	$6,589	$4,273	$4,485	$3,739	$3,668
Income from Qualcomm Agreement	155	155	207	171	—	—	—
Licensing revenue	18	18	22	46	173	37	—

Total net revenue	5,569	4,873	6,818	4,490	4,658	3,776	3,668
Costs and expenses:
Cost of product revenue	2,732	2,329	3,284	2,211	2,213	1,832	1,796
Research and development	1,504	1,290	1,762	1,535	1,498	1,349	1,117
Selling, general and administrative	525	421	590	478	543	492	504
Amortization of purchased intangible assets	23	13	28	15	3	1	2
Impairment of goodwill and other long-lived assets	92	2	19	19	172	2	—
Settlement costs (gains), net	(23)	4	53	118	16	—	—
Restructuring costs (reversals)	17	—	—	8	(1)	—	—
In-process research and development	—	—	—	—	42	15	5
Charitable contribution	25	—	—	50	—	—	—

Total operating costs and expenses	4,895	4,059	5,736	4,434	4,486	3,691	3,424
Income from operations	674	814	1,082	56	172	85	244
Interest income (expense), net	(1)	7	9	14	52	131	119
Other income (expense), net	7	4	6	2	(2)	3	4

Income before income taxes	680	825	1,097	72	222	219	367
Provision (benefit) for income taxes	7	9	15	7	7	6	(12)

Net income	$673	$816	$1,082	$65	$215	$213	$379

Ratio of earnings to fixed charges (1)	19.8x	44.6x	40.0x	4.0x	10.3x	10.6x	19.5x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest on all indebtedness, amortization of debt issuance costs, and estimated interest within rental expense. There are no minority interests in any of our subsidiaries, and we have no preference securities, equity method investments or capitalized interest.

	September 30,		December 31,
	2011	2010	2010	2009	2008
	(Unaudited)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents and short- and long-term marketable securities	$4,243	$2,914	$4,058	$2,368	$1,898
Working capital (1)	3,261	2,608	2,913	1,766	2,034
Goodwill and purchased intangible assets, net	2,223	1,616	2,043	1,481	1,341
Total assets	8,296	6,273	7,944	5,127	4,393
Long-term debt	698	—	697	—	—
Total shareholders’ equity	6,165	4,962	5,826	3,892	3,607

(1)	Working capital is total current assets less total current liabilities.

NetLogic Microsystems, Inc.

The financial information below (i) as of and for each of the years ended December 31, 2010 and 2009, has been derived from NetLogic’s audited consolidated financial statements for such periods and as of such dates and (ii) as of and for each of the nine months ended September 30, 2011 and 2010, has been derived from NetLogic’s unaudited condensed consolidated financial statements as of and for such periods. Since the information presented below is only a summary and does not provide all of the information contained in NetLogic’s financial statements, you should read this information in conjunction with the NetLogic financial statements and related notes thereto incorporated by reference hereto. The interim consolidated financial information included herein are unaudited; however, they have been prepared on the same basis as the audited consolidated financial statements and contain all normal recurring accruals and adjustments that, in the opinion of NetLogic’s management, are necessary to state fairly NetLogic’s consolidated financial position and results of operations for the interim periods. The results of operations for any interim period are not necessarily indicative of the operating results to be expected for any subsequent interim period or for a full year.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009
	(Unaudited)
	(In millions)
Consolidated Statements of Operations Data

Revenue	$309	$281	$382	$175
Cost of revenue	121	135	173	99

Gross profit	188	146	209	76

Operating Expenses:
Research and development	114	92	128	74
Selling, general and administrative	64	60	79	44
Change in contingent earn-out liability	31	51	72	2
Acquisition-related costs	7	1	1	5

Total operating costs and expenses	216	204	280	125

Loss from operations	(28)	(58)	(71)	(49)

Interest income	—	—	—	1
Interest expense	—	—	—	(2)
Other income and expense, net	3	—	—	—

Loss before income taxes	(25)	(58)	(71)	(50)
Benefit from income taxes	3	1	5	3

Net loss	$(22)	$(57)	$(66)	$(47)

	September 30,		December 31,
	2011	2010	2010	2009
	(Unaudited)
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents and short- term investments	$242	$225	$256	$44
Working capital (1)	215	201	278	67
Total assets	821	694	713	532
Software licenses and other obligations	8	6	7	5
Shareholders’ equity	647	536	619	426

(1)	Working capital is total current assets less total current liabilities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 11, 2011, Broadcom entered into an Agreement and Plan of Merger, or the Merger Agreement, with NetLogic Microsystems, Inc., or NetLogic, and I&N Acquisition Corp., a wholly owned subsidiary of Broadcom, or Merger Sub. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into NetLogic, with NetLogic as the surviving corporation. As a result of the acquisition, NetLogic will become a subsidiary of Broadcom.

The following unaudited pro forma condensed combined financial statements give effect to the planned acquisition of NetLogic by Broadcom. Due to the estimated significance of the proposed investment in NetLogic by Broadcom compared to Broadcom’s total assets as of December 31, 2010, and the probable nature of the acquisition occurring, this unaudited pro forma condensed combined financial information is presented herein even though the acquisition of NetLogic has not yet been consummated.

The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Broadcom and NetLogic. The statements of income data for the year ended December 31, 2010, and the nine months ended September 30, 2011, give effect to the acquisition as if it had been completed on January 1, 2010. The balance sheet data gives effect to the acquisition as if it had been completed on September 30, 2011.

The historical financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results of Broadcom and NetLogic. The unaudited pro forma condensed combined financial statements do not reflect (i) any operating efficiencies, cost savings or revenue enhancements that may be achieved by the combined companies, (ii) the impact of potential reversals of the valuation allowance for deferred tax assets of Broadcom due to the establishment of deferred tax liabilities in purchase accounting, and (iii) certain nonrecurring expenses, such as potential restructuring charges, expected to be incurred within the first twelve months after the acquisition. It also assumes that Broadcom expects to finance the acquisition through existing cash and marketable securities of $4.243 billion on hand at September 30, 2011 and the net proceeds from a $500 million note offering.

The pro forma adjustments are based on preliminary information available as of the date of this prospectus supplement. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. These preliminary assumptions and estimates are subject to change as Broadcom finalizes the fair value of the equity component of the acquisition consideration and the assets to be acquired and liabilities to be assumed in connection with the acquisition. Such final valuations are dependent upon procedures and other studies that have yet to commence; therefore the final amounts recorded at the closing date of the acquisition may differ from the information presented herein, and such differences could be material.

Upon consummation of the acquisition, Broadcom will review NetLogic’s accounting policies to determine if it may be necessary to harmonize any differences in policies. These unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies, although we do not believe the impact of these harmonization adjustments will be material.

These unaudited pro forma condensed combined financial statements are provided for informational purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the acquisition taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined companies. They should be read in conjunction with the historical consolidated financial statements and notes thereto of Broadcom and NetLogic.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2011

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Broadcom	NetLogic
	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	$2,333	$126	$(3,476)	(a)	$866
			491	(b)
			(8)	(i)
			1,400	(c)
Short-term marketable securities	726	117	(400)	(c)	443
Accounts receivable, net	817	39	—		856
Inventory	491	38	105	(d)	634
Prepaid expenses and other current assets	125	20	—		145

Total current assets	4,492	340	(1,888)		2,944
Property and equipment, net	339	31	—		370
Long-term marketable securities	1,184	—	(1,000)	(c)	184
Goodwill	1,796	167	(167)	(f)	3,489
			1,497	(f)
			196	(e)
Purchased intangible assets, net	427	204	(204)	(g)	2,223
			1,796	(g)
Other assets	58	79	4	(b)	141

Total assets	$8,296	$821	$234		$9,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$510	$16	$—		$526
Wages and related benefits	169	—	—		169
Deferred revenue and income	28	3	—		31
Accrued liabilities	524	105	—		629

Total current liabilities	1,231	124	—		1,355
Long-term debt	698	—	495	(b)	1,193
Other long-term liabilities	202	49	196	(e)	447
Commitments and contingencies
Shareholders’ equity:
Common stock	—	1	(1)	(h)	—
Additional paid-in capital	11,701	861	(861)	(h)	11,900
			199	(h)
Accumulated deficit	(5,504)	(212)	212	(i)	(5,512)
			(8)	(i)
Accumulated other comprehensive loss	(32)	(2)	2	(i)	(32)

Total shareholders’ equity	6,165	648	(457)		6,356

Total liabilities and shareholders’ equity	$8,296	$821	$234		$9,351

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2010

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Broadcom	NetLogic
	(In millions, except per share data)
Net revenue:
Product revenue	$6,589	$382	$—		$6,971
Income from Qualcomm Agreement	207	—	—		207
Licensing revenue	22	—	—		22

Total net revenue	6,818	382	—		7,200
Costs and expense:
Cost of product revenue	3,284	173	(39)	(j)	3,520
			100	(j)
			(1)	(k)
			3	(k)
Research and development	1,762	128	(25)	(k)	1,942
			77	(k)
Selling, general and administrative	590	80	(22)	(k)	712
			68	(k)
			(4)	(j)
Amortization of purchased intangible assets	28	—	117	(j)	145
Change in contingent earn-out liability	—	72	—		72
Impairment of long-lived assets	19	—	—		19
Settlement costs, net	53	—	—		53

Total operating costs and expenses	5,736	453	274		6,463
Income (loss) from operations	1,082	(71)	(274)		737
Interest income (expense), net	9	—	(15)	(l)	(24)
			(18)	(m)
Other income, net	6	—	—		6

Income (loss) before income taxes	1,097	(71)	(307)		719
Provision (benefit) for income taxes	15	(5)	—	(n)	10

Net income (loss)	$1,082	$(66)	$(307)		$709

Net income (loss) per share (basic)	$2.13	$(1.10)			$1.40

Net income (loss) per share (diluted)	$1.99	$(1.10)			$1.30

Weighted average shares (basic)	508	60			508

Weighted average shares (diluted)	545	60		(o)	545

Dividends per share	$0.32				$0.32

Unaudited Pro Forma Condensed Combined Statement of Income

For the Nine Months Ended September 30, 2011

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Broadcom	NetLogic
	(In millions, except per share data)
Net revenue:
Product revenue	$5,396	$309	$—		$5,705
Income from Qualcomm Agreement	155	—	—		155
Licensing revenue	18	—	—		18

Total net revenue	5,569	309	—		5,878
Costs and expense:
Cost of product revenue	2,732	121	(39)	(j)	2,959
			143	(j)
			(1)	(k)
			3	(k)
Research and development	1,504	114	(25)	(k)	1,656
			63	(k)
Selling, general and administrative	525	71	(14)	(k)	614
			35	(k)
			(3)	(j)
Amortization of purchased intangible assets	23	—	98	(j)	121
Change in contingent earn-out liability	—	31	—		31
Impairment of long-lived assets	92	—	—		92
Settlement gains, net	(23)	—	—		(23)
Charitable contribution	25	—			25
Restructuring costs	17	—	—		17

Total operating costs and expenses	4,895	337	260		5,492
Income (loss) from operations	674	(28)	(260)		386
Interest expense, net	(1)	—	(12)	(l)	(27)
			(14)	(m)
Other income, net	7	3	—		10

Income (loss) before income taxes	680	(25)	(286)		369
Provision (benefit) for income taxes	7	(3)	—	(n)	4

Net income (loss)	$673	$(22)	$(286)		$365

Net income (loss) per share (basic)	$1.25	$(0.32)			$0.68

Net income (loss) per share (diluted)	$1.19	$(0.32)			$0.65

Weighted average shares (basic)	537	69			537

Weighted average shares (diluted)	564	69		(o)	564

Dividends per share	$0.27				$0.27

1. BASIS OF PRO FORMA PRESENTATION

On September 11, 2011, Broadcom entered into the Merger Agreement with NetLogic and Merger Sub. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into NetLogic, with NetLogic as the surviving corporation. As a result, Broadcom will acquire NetLogic and NetLogic will become a subsidiary of Broadcom.

For the purposes of this unaudited pro forma condensed combined financial information, the total cash payment was estimated at $3.476 billion based on NetLogic’s shares outstanding as of September 30, 2011. The actual cash payment will be determined based on the actual number of shares of NetLogic common stock outstanding upon the completion of the acquisition. Under the Merger Agreement, at the effective time of the acquisition, each issued and outstanding share of NetLogic common stock (other than (i) shares held by Broadcom, NetLogic or any of their respective wholly-owned subsidiaries and (ii) shares held by NetLogic stockholders who perfect their appraisal rights) will be converted into the right to receive $50.00 in cash, without interest and less any applicable withholding taxes.

The Merger Agreement further provides for, subject to certain limited exceptions: (i) the assumption of all in-the-money options to acquire NetLogic common stock outstanding immediately prior to the effective time of the acquisition held by NetLogic employees, (ii) the cash-out of all in-the-money stock options held by non-employees, (iii) the conversion of all unvested restricted stock units held by NetLogic employees into Broadcom restricted stock units and (iv) the cash-out of all unvested restricted stock units held by persons other than NetLogic employees. For purposes of this unaudited pro forma condensed combined financial information, we have assumed conversion of all outstanding NetLogic equity awards into Broadcom equity awards based upon the purchase price of $50.00 per share and an exchange ratio in the Merger Agreement.

Based on the number of NetLogic stock options and restricted stock units outstanding at September 30, 2011, Broadcom would convert options or restricted stock units to purchase or receive 10 million shares of NetLogic common stock into options or restricted stock units to purchase or receive 15 million shares of Broadcom common stock with an approximate value of $442 million, of which $199 million will be attributed to acquisition consideration. The remaining amount not included in the acquisition price will be recorded as compensation expense in Broadcom’s consolidated financial statements in the periods that the compensation is earned after the date of the acquisition. The actual number of Broadcom stock options and restricted stock units into which NetLogic common stock options or restricted stock units will be converted into will be determined based on the number of NetLogic common stock options and restricted stock units outstanding and the price of Broadcom common stock at the date of acquisition. For purposes of computing the pro forma adjustments, we used $33.29, which was the closing price of Broadcom’s Class A common stock on September 30, 2011.

The estimated acquisition price and the allocation of the estimated purchase price discussed below are preliminary as the proposed acquisition has not yet been completed. The actual acquisition price will be based on the number of outstanding shares of NetLogic common stock, options to purchase common stock, unvested restricted stock units upon the completion of the acquisition and the price of Broadcom common stock at the date of the consummation of the acquisition. Such final determinations are dependent upon procedures and other studies that have yet to commence; therefore the final amounts recorded at the date of acquisition may differ from the information presented herein, and such differences could be material.

Under the acquisition method of accounting, the purchase price will be allocated to the assets and liabilities of NetLogic based on the estimated fair value of assets acquired and liabilities assumed at the date of acquisition. The allocation of the estimated preliminary acquisition consideration, estimated useful lives and first year amortization associated with certain acquired assets are as follows:

	Amount	First year amortization	Useful life
	(In millions)		(years)
Fair value of assets acquired and liabilities assumed	$382	$—
Deferred tax liablity established in purchase accounting	(196)
Identifiable intangible assets:
Developed technology	985	84	5-9
Not-in-use patents	49	16	3
In-process research and development	370	—	6-9
Customer relationships	339	70	2-3
Trade names	7	3	2
Order backlog	46	44	1-3

Total identifiable intangible assets	1,796	217	1-9
Goodwill	1,693	—	N/A

Total preliminary merger consideration	$3,675	$217

The following table presents details of the amortization of identifiable purchased intangible assets, including in-process research and development, or IPR&D, which is currently estimated to be expensed based on our preliminary valuation:

	Preliminary Purchased Intangible Asset Amortization by Year
	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
	(In millions)
Cost of product revenue	$100	$200	$233	$219	$205	$447	$1,404
Other operating expenses	117	139	113	23	—	—	392

	$217	$339	$346	$242	$205	$447	$1,796

A preliminary estimate of $382 million has been allocated to net tangible assets acquired and $1.796 billion has been allocated to amortizable intangible assets acquired. The amortization related to the amortizable intangible assets is reflected as pro forma adjustments to the unaudited pro forma condensed combined statements of income.

Identifiable intangible assets. Developed technology relates to NetLogic’s products across all of their product lines that have reached technological feasibility. Developed technology represents a combination of NetLogic’s processes, patents and trade secrets developed through years of experience in design and development of their products. Broadcom expects to amortize the fair value of the acquired product rights based on the anticipated time frame in which the economic benefits of the intangible asset will be recognized.

Not-in-use patents relates to patents that are not currently utilized in the product portfolio. Broadcom expects to amortize the fair value of the not-in-use patents based on the anticipated time frame in which the economic benefits of the intangible asset will be recognized.

IPR&D includes research and development for products that have not yet reached technological feasibility. Amortization of these amounts will begin at the time that the respective products reach technological feasibility. If a research and development project is terminated, the associated in-process research and development asset will be written down to zero in the period in which the project is terminated.

The estimated fair values of customer relationships, order backlog and trade names are expected to be amortized over the period in which the economic benefits of the intangible assets will be recognized.

As of the effective date of the acquisition, identifiable intangible assets are required to be measured at fair value. These acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these preliminary unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used in a manner that represents the highest and best use of those assets.

Under the Hart-Scott-Rodino Act, or the HSR Act, and other relevant laws and regulations, there are significant limitations regarding what Broadcom can learn about the specifics of the NetLogic intangible assets prior to the completion of the acquisition. Obtaining the necessary information to complete the valuation of such intangible assets could take several months subsequent to the consummation of the acquisition. As a result, the final determination of the values of such intangible assets will differ from these preliminary valuations and the differences could be material. Broadcom will update the preliminary valuation of the acquired intangible assets as of the effective date of the acquisition.

Goodwill. Approximately $1.693 billion has been preliminarily allocated to goodwill. Goodwill represents the excess of the estimated purchase price over the fair values of the underlying net tangible and identifiable intangible assets. Goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

2. PRO FORMA ADJUSTMENTS

Pro forma adjustments are necessary to reflect estimated preliminary amounts for (i) the acquisition price, (ii) NetLogic’s net tangible and intangible assets at an amount equal to the preliminary estimates of their fair values, (iii) amortization expense related to the estimated amortizable intangible assets, (iv) stock-based compensation expense, (v) the issuance of debt and related interest expense and (vi) the income tax effect related to the pro forma adjustments.

There were no intercompany balances or transactions between Broadcom and NetLogic as of the dates and for the periods of these unaudited pro forma condensed combined financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Broadcom and NetLogic filed consolidated income tax returns during the periods presented. The pro forma combined provision for income taxes also does not include the impact of potential reversals of the valuation allowance for deferred tax assets of Broadcom due to the establishment of deferred tax liabilities in acquisition accounting as its effect is non-recurring.

The unaudited pro forma condensed combined financial statements do not include liabilities that may result from integration activities which are not presently estimable. Liabilities ultimately may be recorded for severance costs for employees, costs of vacating certain facilities, or other costs associated with exiting activities that would affect the pro forma financial statements. Management of Broadcom and NetLogic are in the process of making these assessments and estimates of these costs are not currently known.

Broadcom has not identified any material pre-acquisition contingencies deemed probable and that can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

a)	To record $3.476 billion of the estimated cash consideration expected to be transferred to effect the acquisition.

b)	To record $491 million of net proceeds from the issuance of long-term debt obtained to fund a portion of the acquisition consideration and any excess for general corporate purposes. For pro forma purposes only, we have assumed that we will pay approximately $4 million in debt issuance costs and issue our debt at a $5 million discount.

c)	Anticipated liquidation of $400 million of short-term marketable securities and $1.0 billion of long-term marketable securities to be used to fund the acquisition.

d)	To adjust acquired inventory by $105 million to a preliminary estimate of fair value. Broadcom’s cost of revenue will reflect the increased valuation of NetLogic’s inventory as the acquired inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first six months after the effective date of acquisition. There is no continuing impact of the acquired inventory adjustment on the combined operating results and as such is not included in the unaudited pro forma condensed combined statements of income.

e)	To record the net deferred tax liability associated with the estimated fair value adjustment of assets to be acquired and liabilities to be assumed, offset by the deferred tax asset primarily associated with estimated U.S. net operating loss and tax credit carryforwards. The pro forma financial information does not include the impact of potential reversals of the valuation allowance for U.S. deferred tax assets of Broadcom due to the establishment of deferred tax liabilities in purchase accounting. Based on the preliminary valuation, we anticipate the amount of this income tax benefit for the reduction in Broadcom’s valuation allowance on U.S. deferred tax assets will approximate the deferred tax liability established in purchase accounting of approximately $196 million. Broadcom is currently unable to estimate the impact of the deferred tax liability for international jurisdictions; however its impact should not be material. Additionally, no adjustments have been made to NetLogic’s existing liabilities for uncertain tax positions.

f)	To eliminate existing NetLogic goodwill of $167 million and to record goodwill of $1.693 billion as a result of the acquisition.

g)	To eliminate existing identifiable intangible assets of $204 million and to record the estimated fair value of NetLogic’s identifiable intangible assets acquired of $1.796 billion as a result of the acquisition. These assets consist primarily of developed technology, in-process research and development, customer relationships, trade names and backlog.

h)	To eliminate NetLogic common stock of $1 million and additional paid-in capital of $861 million and to record the estimated fair value of $199 million attributable to the options and restricted stock units expected to be exchanged under the terms of the Merger Agreement.

i)	To eliminate NetLogic accumulated deficit of $212 million and accumulated other comprehensive loss of $2 million, and to reflect Broadcom’s estimated NetLogic transaction costs of $8 million.

j)	To eliminate historical NetLogic amortization of purchased intangible assets and to amortize NetLogic purchased intangible assets based upon the anticipated time frame in which the estimated economic benefits of the intangible assets will be recognized. The preliminary estimated amortization for the first year and subsequent nine month interim period is $217 million and $241 million, respectively.

k)	To eliminate the historical NetLogic stock-based compensation expense and to record stock-based compensation expense associated with the fair value of stock-based awards assumed in the acquisition. The preliminary estimated amortization for the first year and subsequent nine month interim period is $148 million and $101 million, respectively.

l)	To adjust for the assumed reduction in interest income due to reduced cash balances as a result of the cash consideration issued in the acquisition. The reduction is based on $3.476 billion of cash required at funding and an assumed weighted average interest rate of 0.43% and 0.47% for the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively.

m)	To record interest expense, including amortization of debt issuance costs for new debt. This amount was calculated based on weighted average rates of 3.5% for both the year ended December 31, 2010 and the nine months ended September 30, 2011, and $500 million in long-term debt. A change of 1/8 of a percent (0.125%) in the interest rate assumed for these pro forma purposes would have less than a $1 million change in pro forma interest expense. A change of $10 million in the amount of new debt issued would have a less than $1 million change in pro forma interest expense.

n)	Because we expect to continue to be in a cumulative loss position in the U.S. and intend to file a consolidated income tax return after the acquisition, we expect we will continue to require a full valuation allowance on any U.S. net deferred tax assets. Therefore, no provisional tax benefit has been recorded in the unaudited pro forma statements of income data included above.

o)	Basic and diluted earnings per share for each period are calculated by dividing pro forma net income by the shares used to calculate earnings per share. The stock-based awards assumed in the acquisition did not have a material effect on the number of diluted average shares outstanding for the periods presented.

DESCRIPTION OF NOTES

The following description is only a summary of the material terms of the notes offered hereby and does not purport to be complete. The notes will be issued under and governed by an indenture, dated as of November 1, 2010, as supplemented by a supplemental indenture to be dated as of                     , 2011 (as so supplemented, the “indenture”), between us and Wilmington Trust, National Association, as successor by merger to Wilmington Trust FSB, as trustee (the “trustee”). The following description of certain material terms of the notes offered hereby does not purport to be complete and is subject to, and is qualified in its entirety by reference to the indenture, including definitions therein of certain terms.

As used in the following description, the terms “Broadcom,” “we,” “our” and “us” refer to Broadcom Corporation, a California corporation, and not any of its subsidiaries, unless the context requires otherwise.

We urge you to read the indenture (including definitions of terms used therein) because it, and not this description, defines your rights as a beneficial holder of the notes. A form of the indenture has been filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus form a part. You may also request copies of the indenture from us at our address set forth under “Where You Can Find More Information” in this prospectus supplement.

General

The notes will be our senior unsecured obligations issued under the indenture. The trustee will also act as registrar, paying agent and authenticating agent and perform administrative duties for us, such as sending out interest payments and notices under the indenture.

The notes will initially be limited to $         aggregate principal amount and will mature on            . The notes will be issued only in fully registered form without coupons, in minimum denominations of $2,000 with integral multiples of $1,000 thereof. The notes are senior unsecured obligations of Broadcom and will rank equal in right of payment with all of our other existing and future senior unsecured indebtedness, including the 2013 Notes, the 2015 Notes and any indebtedness incurred pursuant to our credit facility. The notes will rank senior in right of payment to all of our existing and future subordinated indebtedness, and effectively subordinated in right of payment to our existing and future secured obligations, to the extent of the assets securing such obligations. As of September 30, 2011, we had no subordinated or secured indebtedness outstanding. The notes will not be guaranteed by any of our subsidiaries and thus will rank effectively subordinated in right of payment to all existing or future indebtedness or other liabilities, including trade payables, of our subsidiaries. As of September 30, 2011, our subsidiaries had no indebtedness outstanding. However, as discussed below, the indenture for the notes does not restrict us or our subsidiaries from incurring any additional indebtedness. The notes are not subject to, and do not have the benefit of, any sinking fund.

The notes will bear interest at a fixed rate per year of         %, starting on             , 2011 and ending on the maturity date of the notes. Interest on the notes will be payable semiannually on              and              of each year, starting on             , 2012. All payments of interest on the notes will be made to the persons in whose names the notes are registered on the              or              next preceding the applicable interest payment date.

Interest on the notes will be calculated on the basis of a 360-day year comprised of twelve 30-day months. All dollar amounts resulting from this calculation will be rounded to the nearest cent.

The notes will initially be evidenced by one or more global notes deposited with a custodian for, and registered in the name of Cede & Co, as nominee of DTC. Except as described herein, beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. We do not intend to list the notes on any national securities exchange or include the notes in any automated quotation systems.

Payments of principal of and interest on the notes issued in book-entry form will be made as described below under “—Book-Entry Delivery and Form—Depositary Procedures.” Payments of principal of and interest on the notes issued in definitive form, if any, will be made as described below under “—Book-Entry Delivery and Form—Payment and Paying Agents.”

Interest payable on any interest payment date or the maturity date shall be the amount of interest accrued from, and including, the next preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the issue date, if no interest has been paid or duly provided for with respect to the notes) to, but excluding, such interest payment date or maturity date, as the case may be. If an interest payment date or the maturity date falls on a day that is not a Business Day (as defined below), the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the payment was due. No interest will accrue on such payment for the period from and after such interest payment date or the maturity date, as the case may be, to the date of such payment on the next succeeding Business Day.

We may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and/or other terms as the notes offered hereby. Any such additional notes issued could be considered part of the same series of notes under the indenture as the notes offered hereby, provided that if the additional notes are not fungible with the notes for United States federal income tax purposes, the additional notes will have a separate CUSIP number.

The indenture does not contain any provisions that would limit our ability to incur additional unsecured indebtedness or require the maintenance of financial ratios or specified levels of net worth or liquidity.

Optional Redemption

General

The notes may be redeemed or purchased in whole or in part at our option at any time or from time to time prior to maturity at a redemption price equal to the greater of: (1) 100% of the aggregate principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus              basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Business Day” means, unless otherwise provided for a particular series of notes, any day except a Saturday, Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law, regulation or executive order to close.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, (2) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations or (3) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means (a) each of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC (or their respective affiliates that are primary U.S. Government securities dealers) and their respective successors; provided, however, that if either of the foregoing ceases to be a primary U.S. Government securities dealer, we will substitute another primary U.S. Government securities dealer and (b) two other nationally recognized investment banking firms selected by us that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and ask prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis), computed as of the third Business Day immediately preceding that redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Business Day.

Except as described above and under “—Special Mandatory Redemption”, the notes will not be redeemable by us prior to maturity.

Selection and Notice of Redemption

The notice of redemption will state the amount of notes to be redeemed and the redemption date. At our request, the trustee shall give the notice of redemption in our name. In the event that we choose to redeem less than all of the notes, selection of the notes for redemption will be made by the trustee by such method as the trustee shall deem fair and appropriate.

No notes of a principal amount of $2,000 or less shall be redeemed in part. Notice of redemption will be sent by first-class mail at least 30 but not more than 60 days before the redemption date to each registered holder of notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption. Additionally, at any time, we may repurchase notes in the open market and may hold such notes or surrender such notes to the Trustee for cancellation.

Special Mandatory Redemption

If, for any reason, the Acquisition is not completed on or prior to August 31, 2012 (the “Outside Date”), we will be required to redeem the notes on the Special Mandatory Redemption Date (as defined below) at a redemption price equal to 101% of the aggregate principal amount of the notes outstanding, plus accrued and unpaid interest thereon to, but excluding, the Special Mandatory Redemption Date; provided, however, that if the Merger Agreement is terminated in accordance with its terms, the Outside Date shall be the date the Merger Agreement is terminated.

Notice of special mandatory redemption will be mailed, with a copy to the trustee, promptly after the occurrence of the event triggering such redemption to each holder of notes at its registered address. If funds sufficient to pay the special mandatory redemption price of all of the notes to be redeemed on the Special Mandatory Redemption Date are deposited with the paying agent, on or before such Special Mandatory Redemption Date, on and after such Special Mandatory Redemption Date, the notes will cease to bear interest and, other than the right to receive the special mandatory redemption price, all rights under the notes shall terminate.

“Special Mandatory Redemption Date” means the date which is 20 Business Days after the Outside Date.

Purchase of Notes upon a Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our option to redeem the notes as described above under “—Optional Redemption,” each holder of notes will have the right to require that we purchase all or a portion (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of purchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, we must send, by first class mail, a notice to each holder of notes, with a copy to the trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed or, if the notice is mailed prior to the Change of Control, no earlier than 30 days and no later than 60 days from the date on which the Change of Control Triggering Event occurs, other than as may be required by law (the “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. Holders of definitive notes electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or holders of global notes must transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

Our ability to pay cash to the holders of notes following the occurrence of a Change of Control Triggering Event may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required purchases.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner and at the times required and otherwise in compliance with the requirements for such an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of notes pursuant to a Change of Control Triggering Offer. To the extent that the provisions of any such securities laws or regulations conflict with the “Change of Control Triggering Event” provisions of the indenture, we will comply with those securities laws and regulations and shall not be deemed to have breached our obligations under the “Change of Control Triggering Event” provisions of the indenture by virtue of any such conflict.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and preferred stock of such person; and

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited).

“Change of Control” means the occurrence of any one or more of the following events:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

(2)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” of related persons (as such terms are used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority of the total voting power of our Voting Stock; provided, however, that a person shall not be deemed beneficial owner of, or to own beneficially, (A) any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or any of such person’s affiliates until such tendered securities are accepted for purchase or exchange thereunder, or (B) any securities if such beneficial ownership (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (ii) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act;

(3)	we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction;

(4)	the first day on which the majority of the members of our board of directors cease to be Continuing Directors; or

(5)	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii) (A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of a majority of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Director” means, as of any date of determination, any member of our board of directors who:

(1)	was a member of our board of directors on the date of the indenture; or

(2)	was nominated for election, elected or appointed to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination, election or appointment.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), or, if applicable, the equivalent investment grade credit rating from any Substitute Ratings Agency.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of Moody’s and S&P, and if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a Substitute Rating Agency in lieu thereof.

“Rating Event” means the notes cease to be rated Investment Grade by both Rating Agencies on any day during the period (the “Trigger Period”) commencing on the earlier of (a) the first public notice of the occurrence of a Change of Control or (b) the public announcement by us of our intention to effect a Change of Control, and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible rating downgrade by either of the Rating Agencies). If either Rating Agency is not providing a rating of the notes on any day during the Trigger Period for any reason, the rating of such Rating Agency shall be deemed to have ceased to be rated Investment Grade during the Trigger Period.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors or a committee thereof) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Voting Stock” of any specified person as of any date means the Capital Stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Certain Covenants

The indenture will contain the following covenants:

Limitation on Liens

We will not (nor will we permit any of our subsidiaries to) create or incur any Lien on any Principal Property, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any of our Indebtedness or that of any of our subsidiaries, without effectively providing that the notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

(1)	Liens existing as of the issue date of the notes;

(2)	Liens granted after the issue date, created in favor of the holders of the notes;

(3)	Liens securing our Indebtedness or the Indebtedness of any of our subsidiaries which are incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the indenture so long as such Liens are limited to all or part of the same Principal Property which secured the Liens extended, renewed or replaced and the amount of Indebtedness secured is not increased;

(4)	Liens created in substitution of or as replacements for any Liens permitted by clauses (1), (2) and (3) above, provided that, based on a good faith determination by our board of directors or a committee thereof, our chief executive officer or our chief financial officer, the Principal Property encumbered under any such substitute or replacement Lien is substantially similar in nature to the Principal Property encumbered by the otherwise permitted Lien which is being replaced; and

(5)	Permitted Liens.

Notwithstanding the foregoing, we and our subsidiaries may, without securing the notes, create or incur Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto, Aggregate Debt does not exceed the greater of (i) 15% of our Consolidated Net Tangible Assets calculated as of the date of the creation or incurrence of the Lien or (ii) $300.0 million.

Limitation on Sale and Lease-Back Transactions

We will not (nor will we permit any subsidiary of ours to) enter into any sale and lease-back transaction for the sale and leasing back of any Principal Property, whether now owned or hereafter acquired, of ours or any subsidiary of ours, unless:

(1)	such transaction was entered into prior to the issue date of the notes;

(2)	such transaction involves a lease for less than three years;

(3)	such transaction involves the sale and leasing back to us of any Principal Property by one of our subsidiaries or the sale and leasing back to one of our subsidiaries by another of our subsidiaries;

(4)	we or such subsidiary would be entitled to incur Indebtedness secured by a mortgage on the Principal Property to be leased in an amount at least equal to the Attributable Liens with respect to such sale and lease-back transaction without equally and ratably securing the notes pursuant to the covenant described under the caption “—Limitation on Liens” above; or

(5)	we apply an amount equal to the fair market value of the Principal Property sold, within 180 days of such sale and lease-back transaction, to any of (or a combination of) (a) the prepayment or retirement of the notes, (b) the prepayment or retirement of Indebtedness for borrowed money of ours or a subsidiary of ours (other than Indebtedness that is subordinated to the notes) or (c) the purchase, construction, development, expansion or improvement of Principal Property.

Limitation on Mergers and Other Transactions

We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a “successor person,” unless:

(1)	we are the surviving corporation or the successor person (if other than Broadcom) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the notes and under the indenture;

(2)	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing under the indenture; and

(3)	we have delivered to the trustee prior to the consummation of the proposed transaction an officers’ certificate to the foregoing effect and an opinion of counsel stating that the proposed transaction and the supplemental indenture comply with the indenture.

Certain Definitions

As used in this section, the following terms have the meanings set forth below.

“Aggregate Debt” means, as of the date of determination, the aggregate principal amount of our and our subsidiaries’ Indebtedness incurred after the issue date and secured by Liens not permitted by the first sentence under “—Limitation on Liens.”

“Attributable Liens” means, in connection with a sale and lease-back transaction, the lesser of:

(1)	the fair market value of the assets subject to such transaction (as determined in good faith by our board of directors or a committee thereof); and

(2)	the present value (discounted at a rate per annum equal to the average interest borne by all outstanding debt securities issued under the indenture (which may include debt securities in addition to the notes) determined on a weighted average basis and compounded semi-annually) of the obligations of the lessee for rental payments during the term of the related lease.

“Capital Lease” means any Indebtedness represented by a lease obligation of a person incurred with respect to real property or equipment acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Net Tangible Assets” means, as of any date on which we effect a transaction requiring such Consolidated Net Tangible Assets to be measured hereunder, the aggregate amount of assets (less applicable reserves) after deducting therefrom: (a) all current liabilities, except for current maturities of long-term debt and obligations under Capital Leases; and (b) intangible assets, to the extent included in said aggregate amount of assets, as of the end of our most recently completed accounting period for which financial statements are then available and computed in accordance with GAAP applied on a consistent basis.

“Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“GAAP” means accounting principles generally accepted in the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the issue date.

“Indebtedness” of any specified person means, without duplication, any indebtedness in respect of borrowed money or that is evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto (other than obligations with respect to letters of credit securing obligations entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the fifth business day following receipt by such person of a demand for reimbursement following payment on the letter of credit)) or representing the balance deferred and unpaid of the purchase price of any Property (including pursuant to Capital Leases), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet). In addition, the term “Indebtedness” includes all of the following items, whether or not any such items would appear as a liability on a balance sheet of the specified person in accordance with GAAP:

(1)	all Indebtedness of others secured by a lien on any asset of the specified person (whether or not such Indebtedness is assumed by the specified person); and

(2)	to the extent not otherwise included, any guarantee by the specified person of Indebtedness of any other person.

Notwithstanding the foregoing, the term “Indebtedness” excludes any indebtedness of us or any of our subsidiaries to us or a subsidiary.

“Lien” means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Permitted Liens” means, with respect to any person:

(1)	Liens on Principal Property existing at the time of acquisition thereof by us or a subsidiary of ours, or Liens thereon to secure the payment of all or any part of the purchase price thereof, or Liens on Principal Property to secure any Indebtedness incurred prior to, at the time of, or within 180 days after, the latest of the acquisition thereof or, in the case of property, the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction or the making of such improvements;

(2)	Liens on the Principal Property of a person existing at the time such person is merged into or consolidated with us or a subsidiary of ours or otherwise acquired by us or a subsidiary of ours or at the time of sale, lease or other disposition of the properties of such person as an entirety or substantially as an entirety to us or a subsidiary of ours, provided that such Lien was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition and does not extend to any Property other than that of the person merged into or consolidated with us or a subsidiary of ours or such Property sold, leased or disposed;

(3)	Liens in favor of the United States of America or any state, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States of America or any state, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving Principal Property subject to such Liens;

(4)	Liens in our favor or in favor of any of our subsidiaries; or

(5)	Liens consisting of deposits of Principal Property to secure (or in lieu of) safety, appeal or customs bonds in proceedings to which we or any of our subsidiaries is a party in the ordinary course of its business.

“Principal Property” means the land, improvements, buildings, fixtures and equipment (including any leasehold interest therein) constituting the principal corporate office and any manufacturing, assembly or test plant, distribution center, research facility, design facility, administrative facility, or sales and marketing facility (in each case, whether now owned or hereafter acquired) which is owned or leased by us or any of our subsidiaries, unless such office, plant, center or facility has a value of less than $5.0 million or unless our board of directors or a committee thereof has determined in good faith that such office, plant, center or facility is not of material importance to the total business conducted by us and our subsidiaries taken as a whole.

“Property” means any property or asset, whether real, personal or mixed, or tangible or intangible, including shares of capital stock.

Events of Default

Each of the following is an “event of default” with respect to the notes:

(1)	default in the payment of any interest, including any additional interest, on the notes when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of such payment is deposited by us with the trustee or with a paying agent prior to the expiration of such 30-day period);

(2)	default in the payment of principal of the notes when due and payable;

(3)	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than the notes), which default continues uncured for a period of 60 days after we receive, by registered or certified mail, written notice from the trustee or we and the trustee receive, by registered or certified mail, written notice from the holders of not less than 25% in principal amount of the outstanding notes as provided in the indenture; and

(4)	certain events of bankruptcy, insolvency or reorganization of Broadcom.

No event of default with respect to the notes (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under any bank credit agreements that may be in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness that may be outstanding from time to time.

If an event of default with respect to the notes occurs and is continuing (other than an event of default regarding certain events of bankruptcy, insolvency or reorganization of Broadcom), then the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal amount of and accrued and unpaid interest, if any, on all notes to be due and payable immediately, by a notice in writing to us (and to the trustee if given by the holders), and upon such declaration such principal amount and accrued and unpaid interest, if any, shall become immediately due and payable. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal of and accrued and unpaid interest, if any, on all outstanding notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding notes. At any time after such a declaration of acceleration with respect to the notes has been made and before a judgment or decree for payment of the money due has been obtained by the trustee as provided in the indenture, the holders of a majority in principal amount of the outstanding notes, by written notice to us and the trustee, may rescind and annul such a declaration and its consequences if all events of default with respect to the notes, other than the non-payment of accelerated principal and interest, if any, with respect to the notes, have been cured or waived as provided in the indenture.

The indenture provides that the trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the holders of notes, unless such holders have offered the trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes.

No holder of any note will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given written notice to the trustee of a continuing event of default with respect to the notes; and

•

the holders of at least 25% in principal amount of the outstanding notes shall have made written request to the trustee, and offered indemnity or security satisfactory to the trustee, to institute proceedings in respect of such event of default in its own name as trustee under the indenture, and the trustee has not received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such written request and has failed to institute such proceeding within 60 days after receipt of such notice, request and offer of indemnity or security.

Notwithstanding the foregoing, the holder of any note shall have an absolute and unconditional right to receive payment of the principal of and interest, if any, on, such note on or after the due dates expressed in such note and to institute suit for the enforcement of payment.

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of the notes of any default or event of default (except in payment on any notes) with respect to the notes if it in good faith determines that withholding notice is in the interest of the holders of those notes.

Book-Entry Delivery and Form

The notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this offering only against payment in immediately available funds.

The global notes will be deposited upon issuance with the trustee as custodian for DTC, and registered in the name of DTC or its nominee in each case for credit to an account of a direct or indirect participant in DTC as described below. Global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in the global notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC). Beneficial interests in the global notes may not be exchanged for notes in certificated form (“certificated notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Exchange of Global Notes for Certificated Notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•

DTC (1) notifies us that it is unwilling or unable to act as a depositary for such global note or (2) ceases to be a clearing agency registered under the Exchange Act, and, in either case, we fail to appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days; or

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the certificated notes.

In all cases, certificated notes delivered in exchange for any global notes or beneficial interests therein will be registered in such names as DTC shall direct in writing in an aggregate principal amount equal to the principal amount of the global notes with like tenor and terms.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We do not take any responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the global notes, DTC will credit the accounts of the Participants designated by the underwriters with portions of the principal amount of the global notes; and

•

ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).

Investors in the global notes who are Participants may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC.

Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described above, owners of beneficial interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest, additional interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder of the notes under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we nor the trustee nor any of our respective agents has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for certificated notes, and to distribute such notes to the Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Payment and Paying Agents

Payments on the global notes will be made in U.S. dollars by wire transfer. If we issue definitive notes, the holders of definitive notes will be able to receive payments of principal of and interest on their notes at the office of our paying agent. Payment of principal of a definitive note may be made only against surrender of the note to our paying agent. We have the option, however, of making payments of interest by wire transfer or by mailing checks to the address of the holder appearing in the register of note holders maintained by the registrar.

We will make any required interest payments to the person in whose name a note is registered at the close of business on the record date for the interest payment.

The trustee will be designated as our paying agent for payments on the notes. We may from time to time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Notices

Any notices required to be given to the holders of the notes will be given to DTC, as the registered holder of the global notes. In the event that the global notes are exchanged for notes in definitive form, notices to holders of the notes will be sent by first-class mail to the addresses that appear on the register of noteholders maintained by the registrar.

The Trustee

The trustee’s current address is Wilmington Trust, National Association, 246 Goose Lane, Suite 105, Guilford, Connecticut 06437, Attn: Joseph P. O’Donnell.

The indenture provides that, except during the continuance of an event of default, the trustee will perform only those duties that are specifically set forth in the indenture and no others. If an event of default has occurred and is continuing, the trustee shall exercise the rights and powers vested in it by the indenture and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The indenture and provisions of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) incorporated by reference in the indenture contain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to liquidate certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates. If the trustee acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate that conflict or resign.

Governing Law

The indenture and the notes, including any claim or controversy arising out of or relating to the indenture or the notes, shall be governed by the laws of the State of New York without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences of the acquisition, ownership, and disposition of the notes by Non-U.S. Holders (as defined below) that purchase the notes pursuant to this prospectus supplement at the price set forth on the cover of this prospectus supplement. This summary is based upon United States federal income tax law in effect on the date of this prospectus supplement, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not address all aspects of United States federal income taxation which may be relevant to particular investors in light of their particular investment circumstances, such as investors subject to special tax rules (e.g., banks or other financial institutions, insurance companies, broker-dealers, regulated investment companies, entities or arrangements treated as partnerships for United States federal income tax purposes and their partners, traders in securities who elect to apply a mark-to-market method of accounting, tax-exempt organizations (including private foundations)), controlled foreign corporations, United States expatriates, holders subject to the alternative minimum tax, passive foreign investment companies, persons deemed to sell the notes under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or to persons that will hold the notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not discuss any state, local, or non-United States tax considerations and any non-income tax considerations, including gift and estate tax. This summary addresses Non-U.S. Holders that will hold the notes as “capital assets” (generally, property held for investment) under the Code. We are not seeking a ruling from the Internal Revenue Service (the “IRS”) regarding any of the matters discussed herein. Accordingly, there can be no assurance that the IRS will not successfully challenge one or more of the positions concerning the tax consequences of the acquisition, ownership and disposition of the notes that are discussed below.

Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax consequences of the acquisition, ownership, and disposition of the notes.

For the purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of a note that, for United States federal income tax purposes, is not (i) an individual who is a citizen or resident of the United States, (ii) a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes, (iii) a corporation or other entity treated as a corporation for United States federal income tax purposes created in, or organized under the laws of, the United States, any State thereof, or the District of Columbia, (iv) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (v) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) is a holder of a note, the United States federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners and partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences applicable to them.

Interest

Subject to the discussion of backup withholding below, payments of interest on the notes made to a Non-U.S. Holder will not be subject to United States federal withholding tax provided that (i) such Non-U.S. Holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the company entitled to vote and (B) is not a controlled foreign corporation that is related to the company (within the meaning of section 864(d)(4) of the Code) and (ii) the requirements of section 871(h) or 881(c) of the Code are satisfied as described below under the heading “Owner’s Statement Requirement.” A Non-U.S. Holder that does not meet the above criteria will be subject to United States federal withholding tax at a flat rate of 30%, unless the withholding tax rate is reduced or eliminated by an applicable income tax treaty, and such Non-U.S. Holder is a qualified resident of the treaty country and complies with certain certification requirements.

If interest on the notes is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder or, if a tax treaty applies, and, if required by an applicable income tax treaty, such interest is attributable to a United States permanent establishment of the Non-U.S. Holder, the Non-U.S. Holder, although exempt from United States federal withholding tax provided certain certification requirements are met, generally will be subject to United States federal income tax on the receipt or accrual of such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. These holders are urged to consult their tax advisors concerning the United States federal income tax consequences to them of the acquisition, ownership and disposition of the notes as well as the application of state, local and non-United States income and other tax laws.

Owner’s Statement Requirement

In order to avoid withholding tax on interest on a note under section 871(h) or 881(c) of the Code, either the Non-U.S. Holder of the note or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “Financial Institution”) and that holds the note on behalf of such holder must timely file a statement with us or our agent to the effect that the Non-U.S. Holder is not a United States person within the meaning of the Code. This requirement will be satisfied if we or our agent timely receives (i) a statement (an “Owner’s Statement”) from the Non-U.S. Holder of the note in which such holder certifies, under penalties of perjury, that such holder is not a United States person and provides such holder’s name and address and, if applicable, information with respect to tax treaty benefits, on an IRS Form W-8BEN (or suitable substitute form) or (ii) a statement from the Financial Institution holding the note on behalf of the Non-U.S. Holder in which the Financial Institution certifies, under penalties of perjury, that it has received the Owner’s Statement, together with a copy of the Owner’s Statement and in either case, neither we nor our agent have actual knowledge that any of the information, certifications or statements in such Owner’s Statement are incorrect. The Non-U.S. Holder must inform us or our agent (or, in the case of a statement described in clause (ii) of the immediately preceding sentence, the Financial Institution) within 30 days of any change in information on the Owner’s Statement.

Sale, Exchange, Redemption, or Other Disposition

Subject to the discussion of backup withholding below, a Non-U.S. Holder will generally not be subject to United States federal income tax on any gain realized upon a sale, exchange, redemption, or other taxable disposition of the notes, unless:

(a) such gain is effectively connected with the conduct of a trade or business in the United States (and if a tax treaty applies, such gain is attributable to a United States permanent establishment of the Non-U.S. Holder); or

(b) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which such sale, exchange, redemption, or other taxable disposition occurs and certain other conditions are met.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to United States federal income tax on a net income basis (but not U.S. withholding tax), in the same manner as if the Non-U.S. Holder were a resident of the United States, and, in the case of a corporation, may be subject to an additional branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. An individual Non-U.S. Holder who is subject to United States federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of sale, exchange, redemption, or other disposition of the notes will be subject to a flat 30% tax (or, if applicable, a lower treaty rate) on the gain derived from such sale or other taxable disposition, which may be offset by certain United States source capital losses.

Backup Withholding and Information Reporting

A Non-U.S. Holder generally will be required to comply with certain certification procedures to establish that such holder is not a United States person in order to avoid backup withholding with respect to payments of principal and interest on or the proceeds of a disposition of the notes. In addition, we are required to annually report to the IRS and each Non-U.S. Holder the amount of any interest paid to such Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of the information returns reporting such interest payments and the amount withheld may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against a Non-U.S. Holder’s United States federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided the required information is timely furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below, for whom J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, has severally agreed to purchase, and we have agreed to sell to that underwriter, the aggregate principal amount of notes set forth opposite the underwriter’s name in the following table:

Name	Principal Amount of Notes
J.P. Morgan Securities LLC	$
Morgan Stanley & Co. LLC

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to purchase all the notes if they purchase any of the notes. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not to exceed         % of the principal amount of the notes. The underwriters may allow, and any such dealer may reallow, a concession not to exceed         % of the principal amount of the notes. After the initial offering of the notes to the public, the representatives may change the public offering price and other selling terms.

We estimate that our total expenses for this offering, other than underwriting discounts and commissions, will be approximately $1,000,000. The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they receive customary fees and expense reimbursement. In particular, J.P. Morgan Securities LLC is joint lead arranger, joint book manager and syndication agent for our credit facility. Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. LLC, is documentation agent for our credit facility. The underwriters and their affiliates also may be lenders under the Credit Agreement.

In connection with the issuance of the notes, we may enter into interest rate swap agreements with financial institutions, which may include one or more of the underwriters or their affiliates. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

New Issue of Notes

There are currently no public trading markets for the notes. We have not applied and do not intend to apply to list the notes on any securities exchange. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market-making in the notes at any time in their sole discretion. Therefore, we cannot assure you that liquid trading markets for the notes will develop, that you will be able to sell your notes at a particular time or that the price you receive when you sell will be favorable.

Sales Outside the United States

The notes may be offered and sold in the United States and certain jurisdictions outside the United States in which such offer and sale is permitted.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the notes to the public in that Relevant Member State other than:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article (3)(2) of the Prospectus Directive;

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of the foregoing, the expression an “offer of notes to the public” in relation to the notes in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

Each underwriter has represented and agreed that the notes have not been offered or sold, and will not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instrument and Exchange Law of Japan (the “Financial Instrument and Exchange Law”) and each underwriter has represented and agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instrument and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

Each underwriter has represented and agreed that this prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore, and accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, San Francisco, California.

EXPERTS

Broadcom Corporation

The consolidated financial statements (and schedule) of Broadcom Corporation as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the consolidated financial statements dated February 2, 2011, refers to Broadcom Corporation’s 2010 adoption of the provisions of FASB Accounting Standards Codification (ASC) Topic 605, Multiple-Deliverable Revenue Arrangements, and FASB ASC Topic 985, Certain Revenue Arrangements That Include Software Elements, and Broadcom Corporation’s 2009 adoption of FASB ASC Topic 805, Business Combinations.

NetLogic Microsystems, Inc.

The consolidated financial statements incorporated in this prospectus supplement by reference to NetLogic Microsystems, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports and other information we file at the office of National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C, 20006. We also maintain a website at www.broadcom.com. The information contained on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

We are incorporating by reference into this prospectus supplement certain information we or NetLogic have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents and such documents are deemed to be included as part of this prospectus supplement. We incorporate by reference in this prospectus supplement the information contained in the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished and not filed with the SEC) after the date of this prospectus supplement through the completion of the offering:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on February 2, 2011;

•

Portions of our Definitive Proxy Statement on Schedule 14A filed on March 18, 2011 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on February 2, 2011;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011;

•

Our Current Reports on Form 8-K filed with the SEC on January 21, 2011, February 4, 2011, February 10, 2011, March 21, 2011, March 23, 2011, March 25, 2011, May 9, 2011, May 25, 2011, September 12, 2011, September 13, 2011, September 14, 2011, October 4, 2011, October 12, 2011, October 21, 2011, November 1, 2011, November 2, 2011 and November 4, 2011;

•

Item 8 contained in Part II and Items 15(a)(1) and 15(a)(2) contained in Part IV of NetLogic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on February 16, 2011; and

•	Item 1 contained in Part I of NetLogic’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

You may request a copy of these filings and any exhibit specifically incorporated by reference in those documents at no cost, by writing or telephoning us at the following address:

Broadcom Corporation

5300 California Avenue

Irvine, California 92617-3038

Attn: General Counsel

Telephone: (949) 926-5000

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You will be deemed to have notice of all information incorporated by reference in this prospectus supplement as if that information was included in this prospectus supplement.

PROSPECTUS

$1,500,000,000

BROADCOM CORPORATION

Class A Common Stock

Debt Securities

Preferred Stock

We may from time to time offer and sell securities that have an aggregate initial offering price of up to $1,500,000,000 in one or more offerings. We may offer these securities separately or together in any combination and as separate series. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the accompanying prospectus supplement before you invest in any of our securities.

We may offer and sell the following securities:

•	Class A common stock, par value $0.0001 per share;

•	debt securities;

•	preferred stock, par value $0.0001 per share; and

•	any combination of Class A common stock, debt securities and preferred stock.

Our Class A common stock is traded on the Nasdaq Global Select MarketSM under the symbol “BRCM.”

Investing in our securities involves risks. See “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 4, 2011.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any supplement to this prospectus is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

When used in this prospectus, the terms “Broadcom,” “we,” “our” and “us” refer to Broadcom Corporation and our consolidated subsidiaries, unless otherwise specified.

(i)

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or the SEC. Under this shelf registration statement, we may sell up to a total dollar amount of $1,500,000,000 of any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities being sold. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and the accompanying prospectus supplement, together with the additional information described under the heading, “Where You Can Find More Information.”

RISK FACTORS

You should carefully consider the specific risks described in our Annual Report on Form 10-K for the year ended December 31, 2010, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement, and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information” below.

FORWARD-LOOKING STATEMENTS

All statements included in this prospectus, any accompanying prospectus supplement and the documents they incorporate by reference, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statement as a result of various factors.

Sections of this prospectus and any accompanying prospectus supplement, including under the heading “Risk Factors,” our Annual Report on Form 10-K for the year ended December 31, 2010, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, and other SEC filings discuss certain factors that may cause such a difference for us as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. The forward-looking statements in this prospectus and any accompanying prospectus supplement speak only as of their respective dates and we undertake no obligation to revise or update publicly any forward-looking statement, to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports and other information we file at the office of National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C., 20006. We also maintain a website at www.broadcom.com. The information contained on our website is not incorporated by reference in this prospectus or any accompanying prospectus supplement and you should not consider it a part of this prospectus or any accompanying prospectus supplement.

We are incorporating by reference into this prospectus and any accompanying prospectus supplement certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents and such documents are deemed to be included as part of this prospectus and any accompanying prospectus supplement. We incorporate by reference in this prospectus and any accompanying prospectus supplement the information contained in the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished and not filed with the SEC) after the date of this prospectus and before we stop offering the securities described in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on February 2, 2011;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011;

•

Current Reports on Form 8-K filed with the SEC on January 21, 2011, February 4, 2011, February 10, 2011, March 21, 2011, March 23, 2011, March 25, 2011, May 9, 2011, May 25, 2011, September 12, 2011, September 13, 2011, September 14, 2011, October 4, 2011, October 12, 2011, October 21, 2011, November 1, 2011, November 2, 2011 and November 4, 2011;

•

Portions of the Definitive Proxy Statement on Schedule 14A filed on March 18, 2011 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on February 2, 2011; and

•

The description of our Class A common stock contained in our registration statement on Form 8-A filed with the SEC on April 6, 1998, including any amendment or report filed for the purpose of updating that description.

You may request a copy of these filings and any exhibit specifically incorporated by reference in those documents at no cost, by writing or telephoning us at the following address:

Broadcom Corporation

5300 California Avenue

Irvine, California 92617-3038

Attn: General Counsel

Telephone: (949) 926-5000

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus and any accompanying prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any accompanying prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

ABOUT BROADCOM

Broadcom Corporation is a global leader and innovator in semiconductor solutions for wired and wireless communications. Our products seamlessly deliver voice, video, data and multimedia connectivity in the home, office and mobile environment. We provide the industry’s broadest portfolio of state-of-the-art system-on-a-chip and embedded software solutions. Our diverse product portfolio includes:

•

Broadband Communications (Solutions for the Home)—Highly integrated solutions for the connected home, including set-top-boxes and media servers, residential gateways, home networking, femtocells, high definition TV platforms, consumer electronic products and digital video recorders (DVRs).

•

Mobile & Wireless (Solutions for the Hand)—Low-power, high-performance and highly integrated solutions powering the mobile ecosystem, including Wi-Fi and Bluetooth, cellular modems, personal navigation and global positioning, near field communications, multimedia and application processing, and mobile power management solutions.

•

Infrastructure & Networking (Solutions for Infrastructure)—Highly integrated solutions for carriers, service providers, enterprises, small-to-medium businesses and data centers for network infrastructure needs, including switches and physical layer (PHY) devices for local, metropolitan, wide area and storage networking, switch fabric solutions and high-speed controllers.

Broadcom was incorporated in California in August 1991. Our common stock is listed on the Nasdaq Global Select Market and trades under the ticker symbol “BRCM.” Our principal executive offices are located at 5300 California Avenue, Irvine, California 92617-3038, and our telephone number is (949) 926-5000. Our Internet address is www.broadcom.com. Information contained in our website is not incorporated by reference into and does not form any part of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows for the periods indicated:

	Year Ended December 31,
	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	40.0x	4.0x	10.3x	10.6x	19.5x

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest on all indebtedness, amortization of debt issuance costs, and estimated interest within rental expense. There are no minority interests in any of our subsidiaries, and we have no preference securities, equity method investments or capitalized interest.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the table above.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including, without limitation, making acquisitions of assets, businesses or securities, share repurchases and capital expenditures and for working capital. When a particular series of securities is offered, the prospectus supplement relating thereto will set forth our intended use of the net proceeds we receive from the sale of the securities. Pending the application of the net proceeds, we may invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

DESCRIPTION OF SECURITIES

The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be a complete description of each security. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes the general terms and provisions of the debt securities we may offer from time to time. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We may offer debt securities in the form of either senior debt securities or subordinated debt securities. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

The debt securities will be issued under an indenture between us and a trustee. We have summarized the select portions of the indenture below. The summary is not complete. The form of indenture has been incorporated by reference as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meanings specified in the indenture.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and will be set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement.

We can issue debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices, expressed as a percentage of the principal amount, at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•

the rate or rates, which may be fixed or variable, per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, and premium and interest on, the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•

the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, and premium and interest on, the debt securities will be made;

•

if payments of principal of, and premium or interest on, the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•

the manner in which the amounts of payment of principal of, and premium and interest on, the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default or in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities that may supplement, modify or delete any provision of the indenture as it applies to that series;

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities;

•

any provisions relating to conversion of any debt securities, including if applicable, the conversion price, the conversion period, provisions as to whether conversion will be mandatory, at the option of the holders thereof or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if such debt securities are redeemed; and

•	whether the debt securities will be senior debt securities or subordinated debt securities and, if applicable, a description of the subordination terms thereof.

In addition, the indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the officer’s certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of, and any premium and interest on, any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of certificated debt securities and the right to receive the principal of, and premium and interest on, certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

The depositary has indicated that it intends to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and premium and interest on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. Our company, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of principal of, or premium or interest on, a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

No Protection in the Event of a Change of Control

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control), which could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•

we are the surviving corporation or the successor person (if other than Broadcom) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•

immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.

Events of Default

Event of default means, with respect to any series of debt securities, any of the following:

•

default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•

default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under any bank credit agreements that may be in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness that may be outstanding from time to time.

If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest (if any) on, all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of, and accrued and unpaid interest (if any) on, all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest (if any) with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•

the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, and premium and any interest on, that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the principal amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•

reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•

waive a default in the payment of the principal of, or premium and interest on, any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of, or premium and interest on, any debt security payable in currency other than that stated in the debt security;

•

make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, and premium and interest, on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security, provided that such redemption is made at our option.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, or premium and any interest on, any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•

we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

The conditions include:

•

depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•

delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

“Foreign Government Obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

•

direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•

obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our amended and restated articles of incorporation, as amended, which have been publicly filed with the SEC.

Our authorized capital stock consists of:

•

2.9 billion shares of common stock, of which 2.5 billion shares are designated as Class A common stock, par value $0.0001 per share, and 400 million shares are designated Class B common stock, par value $0.0001 per share, and

•	6,432,161 shares of preferred stock, par value $0.0001 per share.

As of December 31, 2010, there were 484.7 million shares of Class A common stock issued and outstanding and 54.0 million shares of Class B common stock issued and outstanding. There are no shares of preferred stock currently outstanding.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors may, by resolution and without further action or vote by our shareholders, provide for the issuance of up to 6,432,161 shares of preferred stock from time to time in one or more series having such voting powers, and such designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof, as the board of directors may determine.

The issuance of preferred stock may have the effect of delaying or preventing a change in control of us without further action by our shareholders. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.

Dividends

In January 2011, our Board of Directors adopted an amendment to the existing dividend policy pursuant to which we increased the quarterly cash dividend by 12.5% to $.09 per share ($.36 per share on an annual basis) and declared a quarterly cash dividend of $.09 per share payable to holders of our common stock.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus from time to time in one or more transactions:

•	to purchasers directly;

•	to underwriters for public offering and sale by them;

•	through agents;

•	through dealers; or

•	through a combination of any of the foregoing methods of sale.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

Direct Sales

We may sell the securities directly to institutional investors or others. A prospectus supplement will describe the terms of any sale of securities we are offering hereunder.

To Underwriters

The applicable prospectus supplement will name any underwriter involved in a sale of securities. Underwriters may offer and sell securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent.

Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase securities or any series of securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased.

Through Agents and Dealers

We will name any agent involved in a sale of securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

If we utilize a dealer in the sale of the securities being offered pursuant to this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

Delayed Delivery Contracts

If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.

The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

General Information

Underwriters, dealers and agents participating in a sale of the securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

Unless we indicate differently in a prospectus supplement, we will not list the securities on any securities exchange, other than shares of our Class A common stock. Except for issuances of our Class A common stock, any securities issued will be a new issue of securities with no established trading market. Any underwriters that purchase securities for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of or the trading markets for any securities.

EXPERTS

The consolidated financial statements (and schedule) of Broadcom Corporation as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the consolidated financial statements dated February 2, 2011, refers to Broadcom Corporation’s 2010 adoption of the provisions of FASB Accounting Standards Codification (ASC) Topic 605, Multiple-Deliverable Revenue Arrangements, and FASB ASC Topic 985, Certain Revenue Arrangements That Include Software Elements, and Broadcom Corporation’s 2009 adoption of FASB ASC Topic 805, Business Combinations.

VALIDITY OF THE SECURITIES

The validity of the securities being offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

$

    % Senior Notes due

PROSPECTUS    SUPPLEMENT

J.P. Morgan

Morgan Stanley

                    , 2011